Dreyfus Basic S&P 500 Stock Index Fund

Statement of Investments
January 31, 2005 (Unaudited)

Common Stocks--94.1%	Shares		Value($)
Consumer Cyclical--9.1%			
Albertson's	43,986	a	1,006,399
AutoNation	31,600	b	601,664
AutoZone	9,500	b	847,875
Bed Bath & Beyond	36,100	b	1,454,469
Best Buy	38,800		2,087,052
Big Lots	13,500	b	152,010
Brunswick	11,450		528,074
CVS	47,868		2,218,682
Circuit City Stores- Circuit City Group	23,486		336,320
Coach	22,700	b	1,273,470
Cooper Tire & Rubber	8,953		193,474
Costco Wholesale	56,200		2,656,574
Dana	17,949		284,850
Darden Restaurants	18,850		557,206
Delphi	67,172		509,835
Delta Air Lines	16,750	a,b	90,283
Dillard's, Cl. A	9,900		259,776
Dollar General	39,246		793,161
Eastman Kodak	34,350	a	1,136,642
Eaton	18,142		1,233,475
Family Dollar Stores	20,100		672,345
Federated Department Stores	20,300		1,153,040
Ford Motor	219,111		2,885,691
Gap	104,950		2,309,949
General Motors	67,650		2,490,196
Genuine Parts	20,900		884,697
Harley-Davidson	35,150		2,112,866
Harrah's Entertainment	13,394		847,036
Hasbro	21,175		415,030
Hilton Hotels	46,250		1,029,063
Home Depot	262,900		10,847,254
International Game Technology	41,300		1,292,690
J.C. Penney	34,250		1,463,160
Johnson Controls	22,856		1,352,161
Jones Apparel Group	14,700		494,361
Kohl's	41,100	b	1,932,111
Kroger	88,500	b	1,513,350
Limited Brands	48,700		1,154,190
Liz Claiborne	13,000		545,220
Lowe's Cos.	92,500		5,271,575
Marriott International, Cl. A	26,750		1,690,065
Mattel	49,750		967,638
May Department Stores	35,000		1,186,500
Maytag	9,500	a	149,245

McDonald's	150,600	4,877,934
NIKE, Cl. B	31,350	2,715,851
Navistar International	8,400 b	326,928
Nordstrom	16,850	813,013
Office Depot	37,350 b	645,782
OfficeMax	11,214	330,925
PACCAR	20,774	1,467,891
RadioShack	18,952	627,690
Reebok International	6,965	310,151
Safeway	53,550 b	1,009,418
Sears, Roebuck & Co.	24,750	1,243,688
Southwest Airlines	93,293	1,350,883
Staples	59,600	1,951,304
Starbucks	47,950 b	2,589,300
Starwood Hotels & Resorts Worldwide	24,750	1,432,778
TJX Cos.	57,650 a	1,443,556
Target	107,150	5,440,006
Tiffany & Co.	17,400	546,882
Toys R Us	25,700 b	551,265
V. F.	13,250	704,238
Visteon	15,496	114,980
Wal-Mart Stores	507,100	26,572,040
Walgreen	122,400	5,215,464
Wendy's International	13,697	537,196
Whirlpool	7,950	542,667
Yum! Brands	35,060	1,625,031
		127,867,585
Consumer Staples--7.6%		
Adolph Coors, Cl. B	4,465 a	333,089
Alberto-Culver, Cl. B	10,816	586,768
Altria Group	245,800	15,689,414
Anheuser-Busch Cos.	94,600	4,652,428
Archer-Daniels-Midland	78,335	1,895,707
Avon Products	56,672	2,392,692
Brown-Forman, Cl. B	14,600	704,158
Campbell Soup	49,250	1,444,010
Clorox	18,150	1,078,473
Coca-Cola	289,700	12,019,653
Coca-Cola Enterprises	56,250	1,234,687
Colgate-Palmolive	63,500	3,336,290
ConAgra Foods	61,582	1,816,669
Fortune Brands	17,221	1,446,219
General Mills	43,700	2,315,663
Gillette	118,800	6,025,536
H.J. Heinz	41,850	1,582,348
Hershey Foods	29,500	1,725,455
International Flavors & Fragrances	11,300	477,086
Kellogg	49,450	2,207,448
Kimberly-Clark	58,400	3,825,784
McCormick & Co.	16,400	609,588
Newell Rubbermaid	32,878	707,535
Pactiv	17,750 b	394,228

Pepsi Bottling Group	30,000	820,500
PepsiCo	201,720	10,832,364
Procter & Gamble	303,700	16,165,951
Reynolds American	17,750	1,427,455
SUPERVALU	16,100	508,921
Sara Lee	94,000	2,207,120
Sysco	76,608	2,678,982
UST	19,800	1,003,068
Wm. Wrigley Jr.	26,850	1,889,972
		106,035,261
Energy--7.3%		
Amerada Hess	10,950	948,817
Anadarko Petroleum	29,675	1,964,781
Apache	39,026	2,123,794
BJ Services	19,300	927,365
Baker Hughes	40,170	1,739,361
Burlington Resources	46,912	2,050,524
ChevronTexaco	253,620	13,796,928
ConocoPhillips	82,637	7,667,887
Devon Energy	58,200	2,366,994
Dynegy, Cl. A	45,450 b	202,253
EOG Resources	14,250	1,058,063
El Paso	77,036	837,381
Exxon Mobil	772,456	39,858,730
Halliburton	60,000	2,467,800
Kerr-McGee	18,139	1,120,083
KeySpan	19,200	757,824
Kinder Morgan	14,900	1,118,096
Marathon Oil	41,500	1,607,295
Nabors Industries	17,900 b	902,160
Nicor	5,250	193,830
NiSource	32,350	740,815
Noble	16,250 b	866,938
Occidental Petroleum	47,300	2,761,374
Peoples Energy	4,520	193,592
Rowan Cos.	12,860	362,138
Schlumberger	70,500	4,796,820
Sempra Energy	27,942	1,040,001
Sunoco	8,818	771,487
Transocean	38,450 b	1,691,800
Unocal	31,500	1,498,455
Valero Energy	30,700	1,597,321
Williams Cos.	66,600	1,119,546
XTO Energy	31,700	1,138,347
		102,288,600
Health Care--11.7%		
Abbott Laboratories	186,450	8,393,979
Aetna	17,677	2,245,862
Allergan	15,750	1,196,212
AmerisourceBergen	12,550	731,414
Amgen	152,066 b	9,464,588
Applera - Applied Biosystems Group	23,500	471,175

Bausch & Lomb	6,414	467,516
Baxter International	73,800	2,491,488
Becton, Dickinson & Co.	30,400	1,722,160
Biogen Idec	39,940 b	2,594,502
Biomet	30,375	1,290,330
Boston Scientific	101,100 b	3,342,366
Bristol-Myers Squibb	233,000	5,461,520
C.R. Bard	12,500	847,500
Cardinal Health	51,750	2,914,560
Caremark Rx	54,400 b	2,127,040
Chiron	22,400 b	735,840
Eli Lilly & Co.	135,550	7,352,232
Express Scripts	9,100 b	675,129
Fisher Scientific International	14,100 b	890,415
Forest Laboratories	44,100 b	1,831,473
Genzyme	29,650 b	1,725,926
Gilead Sciences	51,800 b	1,714,580
Guidant	38,100	2,761,869
HCA	50,450	2,246,034
Health Management Associates, Cl. A	29,150	643,632
Hospira	18,645 b	538,654
Humana	19,050 b	652,843
Johnson & Johnson	355,296	22,987,651
King Pharmaceuticals	28,950 b	304,265
Laboratory Corporation of America Holdings	16,600 b	794,310
Manor Care	10,350	357,593
McKesson	35,204	1,214,186
Medco Health Solutions	32,569 b	1,386,462
MedImmune	29,850 b	706,102
Medtronic	144,800	7,600,552
Merck & Co.	265,550	7,448,678
Millipore	5,950 b	259,004
Mylan Laboratories	32,200	535,486
PerkinElmer	15,382	353,632
Pfizer	901,740	21,786,038
Quest Diagnostics	12,050	1,148,365
Schering-Plough	176,300	3,272,128
St. Jude Medical	42,800 b	1,681,184
Stryker	48,100	2,363,634
Tenet Healthcare	55,950 b	555,584
Thermo Electron	19,100 b	571,854
UnitedHealth Group	78,250	6,956,425
Waters	14,500 b	711,660
Watson Pharmaceuticals	13,150 b	392,265
WellPoint Health Networks	35,350 b	4,295,025
Wyeth	159,750	6,330,893
Zimmer Holdings	29,420 b	2,319,767
		163,863,582
Interest Sensitive--22.8%		
ACE	34,000	1,475,600
AFLAC	60,600	2,394,306
Allstate	82,150	4,143,646

Ambac Financial Group	13,000	999,440
American Express	150,300	8,018,505
American International Group	311,896	20,675,585
AmSouth Bancorporation	42,550	1,061,197
Aon	37,850	860,709
Apartment Investment & Management, Cl. A	11,300	405,670
Archstone-Smith Trust	23,800	816,340
BB&T	66,100	2,608,967
Bank of America	483,582	22,423,697
Bank of New York	93,028	2,763,862
Bear Stearns Cos.	12,298	1,242,835
CIGNA	16,100	1,292,025
CIT Group	25,100	1,013,287
Capital One Financial	29,100	2,277,948
Charles Schwab	161,250	1,812,450
Chubb	23,000	1,713,040
Cincinnati Financial	20,145	888,797
Citigroup	621,426	30,480,945
Comerica	20,400	1,180,344
Compass Bancshares	14,900	697,767
Countrywide Financial	69,498	2,571,426
E*TRADE Financial	44,500 b	611,875
Equity Office Properties Trust	48,300	1,351,434
Equity Residential	33,850	1,067,629
Fannie Mae	115,950	7,488,051
Federated Investors, Cl. B	12,850	377,533
Fifth Third Bancorp	70,891	3,294,304
First Horizon National	14,800	630,036
Franklin Resources	29,900	2,029,014
Freddie Mac	82,550	5,389,689
General Electric	1,265,850	45,735,161
Golden West Financial	36,700	2,371,554
Goldman Sachs Group	57,950	6,249,907
H&R Block	19,750	954,122
Hartford Financial Services Group	35,200	2,368,608
Huntington Bancshares	27,676	635,717
J.P. Morgan Chase & Co.	426,548	15,923,037
Janus Capital Group	28,300	419,689
Jefferson-Pilot	16,400	818,360
KeyCorp	48,750	1,629,225
Lehman Brothers Holdings	32,250	2,940,878
Lincoln National	20,950	966,633
Loews	22,200	1,509,600
M&T Bank	13,900	1,422,804
MBIA	16,900	1,009,606
MBNA	152,918	4,064,560
MGIC Investment	11,550	738,045
Marsh & McLennan Cos.	63,100	2,050,750
Marshall & Ilsley	26,750	1,145,168
Mellon Financial	50,700	1,488,045
Merrill Lynch	111,450	6,694,802
MetLife	89,100	3,541,725

Morgan Stanley	131,060	7,334,118
National City	81,100	2,883,105
North Fork Bancorporation	56,425	1,619,398
Northern Trust	26,250	1,145,550
PNC Financial Services Group	33,850	1,823,500
Plum Creek Timber	22,000	785,840
Principal Financial Group	36,750	1,491,315
Progressive	23,900	1,999,235
ProLogis	22,000	839,080
Providian Financial	35,150 b	586,302
Prudential Financial	61,450	3,312,770
Regions Financial	55,686	1,781,952
SLM	51,450	2,582,276
Safeco	15,200	703,760
Simon Property Group	26,450	1,568,485
Sovereign Bancorp	44,800	1,018,752
St. Paul Travelers Cos.	80,127	3,007,968
State Street	39,900	1,787,919
SunTrust Banks	44,400	3,197,688
Synovus Financial	37,100	1,006,523
T. Rowe Price Group	15,350	918,698
Torchmark	12,916	705,214
U.S. Bancorp	223,557	6,717,888
UnumProvident	35,572	610,771
Wachovia	192,090	10,536,137
Washington Mutual	104,585	4,220,005
Wells Fargo	202,580	12,418,154
XL Capital, Cl. A	16,500	1,233,870
Zions Bancorporation	10,650	722,283
		319,294,505
Producer Goods & Services--9.6%		
Air Products & Chemicals	27,250	1,605,297
Alcoa	104,238	3,076,063
Allegheny Technologies	11,433	274,392
American Power Conversion	22,950	488,146
American Standard Cos.	25,650	1,027,026
Ashland	8,500	521,730
Avery Dennison	13,192	792,707
Ball	13,500	576,720
Bemis	12,800	371,200
Black & Decker	9,650	795,160
Boeing	100,544	5,087,526
Burlington Northern Santa Fe	45,017	2,168,919
CSX	25,750	1,029,228
Caterpillar	40,850	3,639,735
Centex	14,928	915,236
Cooper Industries, Cl. A	11,000	764,500
Cummins	5,447	423,068
Deere & Co.	29,800	2,069,014
Dover	24,300	930,690
Dow Chemical	112,913	5,611,776
E. I. du Pont de Nemours	118,894	5,654,599

Eastman Chemical	9,326 a	505,003
Ecolab	30,850	1,038,103
Emerson Electric	50,300	3,382,172
Engelhard	14,700	441,735
FedEx	35,992	3,442,635
Fluor	10,039	537,488
Freeport-McMoRan Copper & Gold, Cl. B	21,400	787,734
General Dynamics	23,950	2,472,838
Georgia-Pacific	30,887	991,473
Goodrich	14,300	490,490
Goodyear Tire & Rubber	21,000 a,b	324,240
Great Lakes Chemical	6,103	161,424
Hercules	13,450 b	195,160
Honeywell International	103,000	3,705,940
ITT Industries	11,050	942,455
Illinois Tool Works	35,450	3,083,441
Ingersoll-Rand, Cl. A	20,650	1,535,947
International Paper	58,238	2,280,018
KB HOME	5,550	603,008
L-3 Communications Holdings	13,800	985,458
Leggett & Platt	22,900	652,650
Lockheed Martin	52,950	3,061,040
Louisiana-Pacific	13,200	337,920
Masco	53,618	1,973,142
MeadWestvaco	24,246	700,467
Molex	22,625	649,790
Monsanto	31,588	1,709,858
Newmont Mining	53,124	2,209,427
Norfolk Southern	47,400	1,655,208
Nucor	19,000	1,067,040
PPG Industries	20,621	1,418,312
Pall	14,853	399,991
Parker-Hannifin	14,290	931,136
Phelps Dodge	11,375	1,095,413
Praxair	38,900	1,678,535
Pulte Homes	15,296	1,010,760
Raytheon	54,100	2,023,340
Rockwell Automation	22,100	1,251,965
Rockwell Collins	21,100	905,190
Rohm & Haas	26,955	1,192,489
Sealed Air	10,081 b	517,155
Sherwin-Williams	16,900	730,080
Sigma-Aldrich	8,300 a	521,655
Snap-On	6,850	226,804
Stanley Works	9,877	469,750
3M	93,200	7,862,352
Temple-Inland	6,750	429,300
Textron	16,550	1,191,269
Tyco International	240,782	8,701,861
Union Pacific	31,050	1,850,580
United Parcel Service, Cl. B	134,150	10,018,322
United States Steel	13,650	707,070

United Technologies	61,178	6,159,401
Vulcan Materials	12,250	691,880
W.W. Grainger	10,700	654,947
Weyerhaeuser	28,700	1,790,880
		134,176,473
Services--6.8%		
ALLTEL	36,450	2,006,208
Affiliated Computer Services, Cl. A	15,400 b	834,526
Allied Waste Industries	38,100 b	316,611
Apollo Group, Cl. A	22,200 b	1,735,818
Automatic Data Processing	69,750	3,032,730
BellSouth	219,400	5,757,056
Carnival	75,800	4,366,080
Cendant	125,986	2,966,970
Cintas	20,600	896,100
Clear Channel Communications	68,650	2,226,319
Comcast, Cl. A	265,796 b	8,555,973
Computer Sciences	22,650 b	1,166,928
Convergys	16,950 b	242,215
Dow Jones & Co.	9,850	375,482
Electronic Data Systems	61,550	1,318,401
Equifax	16,250	459,875
First Data	99,372	4,048,415
Fiserv	23,450 b	896,962
Gannett	30,550	2,445,222
IMS Health	27,800	649,964
Interpublic Group of Companies	50,700 b	661,635
Knight-Ridder	9,250	602,267
McGraw-Hill Cos.	22,700	2,054,350
Meredith	5,960	286,258
Monster Worldwide	14,250 b	445,883
Moody's	17,700	1,482,906
NEXTEL Communications, Cl. A	133,050 b	3,817,205
New York Times, Cl. A	17,286	672,080
News, Cl. A	312,200	5,307,400
Omnicom Group	22,350	1,897,292
Paychex	45,275	1,380,435
R. R. Donnelley & Sons	26,300	879,735
Robert Half International	20,750	629,555
Ryder System	7,750	353,013
Sabre Holdings	16,226	342,369
SunGard Data Systems	34,550 b	929,050
Time Warner	548,400 b	9,871,200
Tribune	38,041	1,520,879
Unisys	40,200 b	315,570
Univision Communications, Cl. A	38,650 b	1,055,532
Viacom, Cl. B	204,200	7,624,828
Walt Disney	244,700	7,005,761
Waste Management	68,542	1,987,718
		95,420,776
Technology--14.5%		
ADC Telecommunications	96,850 b	248,904

Adobe Systems	28,600	1,627,340
Advanced Micro Devices	46,200 b	729,960
Agilent Technologies	58,108 b	1,284,767
Altera	44,500 b	854,400
Analog Devices	45,000	1,615,050
Andrew	19,200 b	250,752
Apple Computer	48,200 b	3,706,580
Applied Materials	203,350 b	3,233,265
Applied Micro Circuits	36,900 b	122,139
Autodesk	27,400	804,738
Avaya	54,868 b	787,355
BMC Software	26,550 b	446,836
Broadcom, Cl. A	39,350 b	1,252,510
CIENA	68,500 b	174,675
Cisco Systems	788,350 b	14,221,834
Citrix Systems	20,250 b	434,362
Computer Associates International	70,200	1,908,738
Compuware	46,350 b	319,815
Comverse Technology	23,650 b	528,578
Corning	167,900 b	1,836,826
Danaher	37,000	2,030,560
Dell	297,500 b	12,423,600
EMC	287,000 b	3,759,700
eBay	79,350 b	6,467,025
Electronic Arts	36,600 b	2,354,844
Freescale Semiconductor, Cl. B	46,713 b	816,076
Gateway	44,700 b	211,431
Hewlett-Packard	361,565	7,083,058
Intel	757,100	16,996,895
International Business Machines	199,300	18,618,606
Intuit	22,450 b	875,550
JDS Uniphase	172,900 b	370,006
Jabil Circuit	24,100 b	568,037
KLA-Tencor	23,400 b	1,082,250
LSI Logic	46,032 b	281,256
Lexmark International	15,500 b	1,291,925
Linear Technology	36,800	1,388,832
Lucent Technologies	529,371 b	1,725,749
Maxim Integrated Products	38,950	1,519,440
Mercury Interactive	10,050 a,b	439,889
Micron Technology	73,350 b	763,574
Microsoft	1,301,650	34,207,362
Motorola	291,506	4,588,304
NCR	22,300 b	762,214
NVIDIA	19,900 b	456,108
National Semiconductor	42,900	726,297
Network Appliance	42,950 b	1,367,528
Northrop Grumman	44,012	2,283,343
Novell	45,000 b	259,650
Novellus Systems	16,750 b	438,013
Oracle	614,050 b	8,455,469
PMC-Sierra	21,350 b	219,478

Parametric Technology	32,150 b	183,255
Pitney Bowes	27,656	1,237,329
Power-One	10,100 b	75,043
QLogic	11,000 b	421,080
QUALCOMM	196,300	7,310,212
Sanmina-SCI	62,450 b	385,941
Scientific-Atlanta	18,300	554,673
Siebel Systems	60,800 b	529,568
Solectron	116,250 b	577,763
Sun Microsystems	402,600 b	1,755,336
Symantec	76,000 b	1,774,600
Symbol Technologies	28,800	527,040
Tektronix	10,768	310,334
Tellabs	55,350 b	394,092
Teradyne	23,250 b	326,198
Texas Instruments	206,900	4,802,149
VERITAS Software	50,630 b	1,302,204
Xerox	114,198 b	1,813,464
Xilinx	41,700	1,217,223
Yahoo!	164,600 b	5,795,566
		202,514,563
Utilities--4.7%		
AES	77,700 b	1,091,685
AT&T	95,349	1,829,747
Allegheny Energy	16,500 a,b	319,110
Ameren	23,350	1,170,302
American Electric Power	47,390	1,670,497
CMS Energy	23,350 b	245,876
Calpine	64,000 a,b	213,120
CenterPoint Energy	36,944	415,620
CenturyTel	16,200	528,120
Cinergy	21,750	876,307
Citizens Communications	40,200	542,298
Consolidated Edison	29,000	1,272,230
Constellation Energy Group	21,050	1,052,500
DTE Energy	20,800	911,248
Dominion Resources	39,634	2,749,807
Duke Energy	114,522	3,068,044
Edison International	39,000	1,266,330
Entergy	26,750	1,859,660
Exelon	79,274	3,507,875
FPL Group	22,200	1,701,408
FirstEnergy	39,431	1,567,777
PG&E	48,300 b	1,690,500
PPL	22,650	1,223,100
Pinnacle West Capital	10,900	454,530
Progress Energy	29,624	1,310,862
Public Service Enterprise Group	28,450 a	1,500,738
Qwest Communications International	217,474 a,b	913,391
SBC Communications	396,928	9,431,009
Southern	88,550	2,990,333
Sprint (FON Group)	176,100	4,196,463

TECO Energy	23,900 a	382,639
TXU	28,770	1,990,884
Verizon Communications	331,592	11,801,359
Xcel Energy	47,980 a	872,756
		66,618,125

Total Common Stocks
   (cost $985,669,097)   **1,318,079,470**

Short-Term Investments--5.5%	Principal Amount($)	Value($)
Repurchase Agreement--5.1%		
Goldman Sachs & Co., Tri-Party Repurchase Agreement,		
2.34%, dated 1/31/2005, due 2/1/2005 in the		
amount of $71,404,641 (fully collateralized by $ 78,534,303		
of U.S. Treasury Strips, 5/15/07, value $71,400,000)	71,400,000	**71,400,000**
value $71,400,000)		
U.S. Treasury Bills--.4%		
1.94%, 2/10/2005	2,000,000 c	1,999,200
2.19%, 3/31/2005	1,950,000 c	1,942,766
2.27%, 4/14/2005	2,000,000 c	1,990,680
		5,932,646

Total Short-Term Investments
   (cost $77,333,093)   **77,332,646**

Investment of Cash Collateral for Securities Loaned--.6%	Shares	Value($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $7,997,109)	7,997,109 d	**7,997,109**

Total Investments (cost $1,070,999,299)	**100.2%**	**1,403,409,225**
Liabilities, Less Cash and Receivables	**(.2%)**	**(2,484,898)**
Net Assets	**100.0%**	**1,400,924,327**

a. All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's
   securities on loan is $7,636,241 and the total market value of the collateral held by the fund is $7,997,109.
b. Non-income producing.
c Partially held by the broker in a segregated account as collateral for open financial futures positions.
d. Investment in affiliated money market mutual funds.
e Securities valuation policies and other investment related disclosures are hereby incorporated by reference
   the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form
   N-CSR.

Statement of Financial Futures
January 31, 2005

	Contracts	Market Value Covered by Contracts ($)

Financial Futures Long

Standard & Poor's 500	274	80,946,450

	Expiration	Unrealized (Deppreciation) at 1/31/2005 ($)
	March 2005	**(1,684,075)**

DREYFUS BOND MARKET INDEX FUND

Statement of Investments
January 31, 2005 (Unaudited)

Bonds and Notes	98.2%	Principal Amount ($)	Value ($)
Aerospace & Defense	**.6%**		
Boeing:			
Debs., 7.25%, 2025		150,000	185,403
Debs., 8.1%, 2006		25,000	26,741
General Dynamics,			
Sr. Notes, 2.125%, 2006		500,000	492,280
Northrop Grumman,			
Debs., 7.75%, 2016		500,000	617,955
Raytheon,			
Notes, 6.75%, 2007		550,000	588,495
United Technologies:			
Debs., 8.75%, 2021		50,000	69,708
Notes, 6.1%, 2012		575,000	637,067
			2,617,649
Asset - Backed Ctfs. - Auto Loans	**.3%**		
WFS Financial Owner Trust,			
Ser. 2003-4, Cl. A4, 3.15%, 2011		1,000,000	**993,572**
Asset - Backed Ctfs.- Credit Cards	**.9%**		
Bank One Issuance Trust,			
Ser. 2004-A1, Cl. A1, 3.45%, 2011		950,000	933,133
Capital One Master Trust:			
Ser. 2001-3A, Cl. A, 5.45%, 2009		1,000,000	1,026,433
Ser. 2001-5, Cl. A, 5.3%, 2009		400,000	410,500
Chemical Master Credit Card Trust 1,			
Ser. 1996-3, Cl. A, 7.09%, 2009		700,000	734,034
MBNA Master Credit Card Trust,			
Ser. 1995-C, Cl. A, 6.45%, 2008		400,000	405,164
			3,509,264
Asset-Backed Ctfs.-Utilities	**.4%**		
CPL Transition Funding,			
Ser. 2002-1, Cl. A4, 5.96%, 2015		550,000	597,805
California Infrastructure PG&E-1,			
Ser. 1997-1, Cl. A8, 6.48%, 2009		850,000	903,546
Peco Energy Transition Trust,			
Ser. 1999-A, Cl. A7, 6.13%, 2009		235,000	250,140
			1,751,491
Automotive	**2.0%**		
DaimlerChrysler:			
Debs., 7.45%, 2027		50,000	57,096
Notes, 4.05%, 2008		1,225,000	1,219,903
Ford Motor,			
Global Landmark Securities, 7.45%, 2031		150,000 a	150,078
Ford Motor Credit:			
Bonds, 7.375%, 2011		1,925,000	2,057,086
Global Landmark Securities, 7.25%, 2011		300,000	319,661
GMAC:			
Debs., 6%, 2011		70,000	68,407
Notes, 6.75%, 2006		3,200,000	3,271,450
General Motors:			
Debs., 7.7%, 2016		300,000	306,379

Debs., 8.375%, 2033		450,000 a	454,369
Debs., 8.8%, 2021		150,000	158,565
Toyota Motor Credit,			
Notes, 4.35%, 2010		150,000	152,054
			8,215,048
Banking	**3.8%**		
BB&T,			
Sub. Notes, 4.75%, 2012		325,000	328,830
Bank of America:			
Sub. Notes, 6.875%, 2005		10,000	10,013
Sub. Notes, 7.8%, 2010		1,150,000	1,333,478
Sub. Notes, 7.8%, 2016		160,000	196,599
Bank of New York,			
Sr. Notes, 5.2%, 2007		450,000	465,663
Bank One:			
Notes, 6.875%, 2006		500,000	524,994
Sub. Notes, 5.9%, 2011		500,000	538,314
Bayerische Landesbank New York,			
Sub. Notes, Ser. F, 5.875%, 2008		300,000	320,080
Capital One Bank,			
Notes, 4.25%, 2008		275,000	275,776
Citigroup:			
Debs., 6.625%, 2028		100,000	116,109
Notes, 6%, 2012		750,000	821,961
Sub. Notes, 5%, 2014		1,000,000	1,017,189
Dresdner Bank-New York,			
Sub. Debs., 7.25%, 2015		145,000	171,258
FleetBoston Financial,			
Sub. Notes, 7.375%, 2009		175,000	199,135
HSBC,			
Sub. Notes, 7.5%, 2009		200,000	227,208
J.P. Morgan Chase & Co.:			
Sr. Notes, 4%, 2008		1,000,000	1,002,658
Sr. Notes, 5.625%, 2006		500,000	515,909
KFW,			
Notes, 3.25%, 2009		1,250,000	1,224,921
Key Bank,			
Sub. Debs., 6.95%, 2028		100,000	117,119
MBNA America Bank,			
Sub. Notes, 6.75%, 2008		100,000	107,274
NB Capital Trust IV,			
Capital Securities, 8.25%, 2027		55,000	62,046
PNC Funding,			
Sub. Notes, 5.25%, 2015		450,000	460,196
Regions Financial,			
Notes, 4.375%, 2010		400,000	401,520
Royal Bank of Scotland,			
Sub. Notes, 6.375%, 2011		410,000	453,191
Sanwa Finance Aruba,			
Notes, 8.35%, 2009		150,000	174,388
SouthTrust,			
Sub. Notes, 5.8%, 2014		500,000	533,842
State Street Bank & Trust,			
Sub. Notes, 5.25%, 2018		200,000	204,300
U.S. Bancorp,			
Capital Securities, 8.09%, 2026		100,000	111,067
U.S. Bank,			
Sub. Notes, 6.375%, 2011		100,000	111,146
Wachovia Bank,			
Sub. Notes, 5%, 2015		250,000	253,782
Washington Mutual Finance,			
Sr. Notes, 6.25%, 2006		500,000	517,748
Wells Fargo & Co.:			

Notes, 5.25%, 2007		1,600,000 a	1,662,686
Sub. Notes, 6.375%, 2011		420,000	465,309
Wells Fargo Capital I,			
Capital Securities, 7.96%, 2026		30,000 a	33,326
Westpac Banking,			
Sub. Notes, 4.625%, 2018		500,000	475,573
Zions Bancorp,			
Sub. Notes, 6%, 2015		250,000	268,699
			15,703,307
Broadcasting & Media	.5%		
COX Communications,			
Bonds, 5.5%, 2015		100,000	100,593
Clear Channel Communications,			
Notes, 4.25%, 2009		750,000	737,254
Comcast Cable Communications:			
Notes, 9.455%, 2022		304,000	428,611
Sr. Notes, 6.75%, 2011		600,000	672,248
Liberty Media,			
Sr. Notes, 5.7%, 2013		25,000	24,515
			1,963,221
Building & Construction	.2%		
Centex,			
Sr. Notes, 5.125%, 2013		250,000	251,721
Pulte Homes,			
Sr. Notes, 5.25%, 2014		500,000	499,470
			751,191
Chemicals	.2%		
Eastman Chemical,			
Notes, 3.25%, 2008		700,000	682,490
Potash-Saskatchewan,			
Notes, 7.75%, 2011		200,000	236,515
			919,005
Commercial Mortgage Pass - Through Ctfs.	2.7%		
Asset Securitization,			
Ser. 1997-D4, Cl. A1D, 7.49%, 2029		284,102	303,239
Bear Stearns Commercial Mortgage Securities,			
Ser. 1999-WF2, Cl. A2, 7.08%, 2031		250,000	278,260
CS First Boston Mortgage Securities,			
Ser. 1999-C1, Cl. A2, 7.29%, 2041		1,050,000	1,174,351
Chase Commercial Mortgage Securities,			
Ser. 2000-2, Cl. A2, 7.631%, 2032		250,000	289,960
GE Capital Commercial Mortgage,			
Ser. 2002-1A, Cl. A3, 6.269%, 2035		850,000	940,327
GMAC Commercial Mortgage Securities:			
Ser. 1998-C1, Cl. A2, 6.7%, 2030		225,000	240,962
Ser. 1998-C2, Cl. A2, 6.42%, 2035		993,000	1,065,287
Heller Financial Commercial Mortgage Assets,			
Ser. 1999-PH-1, Cl. A2, 6.847%, 2031		700,000	765,070
J.P. Morgan Chase Commercial Mortgage Securities,			
Ser. 2004-CB8, Cl. A4, 4.404%, 2039		1,000,000	980,779
LB Commercial Conduit Mortgage Trust,			
Ser. 1999-C2, Cl. A2, 7.325%, 2032		200,000	224,186
LB-UBS Commercial Mortgage Trust:			
Ser. 2000-C3, Cl. A2, 7.95%, 2025		1,100,000	1,274,259
Ser. 2004-C6, Cl. A6, 5.02%, 2029		275,000	282,384
Merrill Lynch Mortgage Trust,			
Ser. 2003-KEY1, Cl. A4, 5.236%, 2035		500,000	520,903
Morgan Stanley Capital I:			

Ser. 2003-HQ2, Cl. A2, 4.92%, 2035		500,000	511,496
Ser. 2004-T13, Cl. A4, 4.66%, 2045		1,000,000	1,001,549
Salomon Brothers Mortgage Securities VII,			
Ser. 2000-C1, Cl. A2, 7.52%, 2009		300,000	339,879
Wachovia Bank Commercial Mortgage Trust,			
Ser. 2004-C11, Cl. A5, 5.215%, 2041		800,000	830,284
			11,023,175
Commercial Services	.1%		
Cendant,			
Sr. Notes, 7.375%, 2013		200,000	**232,771**
Consumer	.3%		
Avon Products,			
Sr. Notes, 4.2%, 2018		250,000	232,787
Procter & Gamble,			
Notes, 6.875%, 2009		750,000 a	841,344
			1,074,131
Data Processing	.1%		
First Data,			
Sr. Notes, 5.625%, 2011		250,000	**268,523**
Drugs & Pharmaceuticals	.3%		
Bristol-Myers Squibb,			
Notes, 5.75%, 2011		250,000	267,778
GlaxoSmithkline,			
Notes, 4.375%, 2014		500,000 a	490,323
Merck & Co.,			
Debs., 6.4%, 2028		300,000	336,945
Wyeth,			
Bonds, 6.5%, 2034		200,000	221,196
			1,316,242
Entertainment/Media	.4%		
News America:			
Bonds, 6.2%, 2034		250,000 b	258,780
Debs., 8.25%, 2018		150,000	187,220
Time Warner Cos.,			
Notes, 6.95%, 2028		600,000	685,742
Viacom,			
Sr. Notes, 5.5%, 2033		250,000	244,885
Walt Disney:			
Sr. Debs., 7.55%, 2093		100,000	116,763
Sr. Notes, 7%, 2032		150,000 a	179,681
Sr. Notes, Ser. B, 6.75%, 2006		20,000	20,760
			1,693,831
Financial Services	3.2%		
Aetna,			
Debs., 7.625%, 2026		50,000	61,776
American General Finance,			
Notes, Ser. F, 5.875%, 2006		350,000	361,418
CIT,			
Sr. Notes, 5.5%, 2007		1,350,000	1,407,055
Countrywide Capital Industries,			
Notes, 8%, 2026		200,000	214,831
Countrywide Home Loan,			
Notes, Ser. J, 5.5%, 2006		400,000	411,047
Credit Suisse First Boston USA,			
Notes, 5.125%, 2014		550,000	565,209

General Electric Capital:		
Debs., 8.3%, 2009	15,000	17,445
Notes, Ser. A, 5%, 2007	2,750,000	2,824,117
Notes, Ser. A, 5.45%, 2013	650,000	690,319
Notes, Ser. A, 6.75%, 2032	200,000	240,634
Goldman Sachs:		
Notes, Ser. B, 7.35%, 2009	100,000	113,330
Sr. Notes, 6.6%, 2012	1,000,000	1,118,054
Sub. Notes, Ser. B, 6.345%, 2034	350,000 a	376,179
HSBC Finance:		
Notes, 4.75%, 2013	700,000	699,460
Notes, 8%, 2010	630,000	739,262
Lehman Brothers,		
Notes, 6.625%, 2012	650,000 a	729,383
Merrill Lynch & Co.:		
Notes, 6.875%, 2018	150,000	175,621
Notes, Ser. C, 5.45%, 2014	565,000	591,093
Morgan Stanley,		
Notes, 7.25%, 2032	600,000	751,435
Paine Webber,		
Sr. Notes, 6.55%, 2008	150,000	162,482
SLM,		
Notes, 5.125%, 2012	850,000	883,157
		13,133,307
Food & Beverages	**.9%**	
Archer-Daniels-Midland,		
Debs., 7.125%, 2013	300,000	351,607
Bottling Group,		
Notes, 4.625%, 2012	350,000	356,869
Coca-Cola Enterprises:		
Debs., 6.7%, 2036	250,000	299,260
Debs., 8.5%, 2022	100,000	136,038
Coors Brewing,		
Sr. Notes, 6.375%, 2012	130,000	143,511
General Mills,		
Notes, 6%, 2012	125,000	136,082
H.J. Heinz,		
Debs., 6.375%, 2028	100,000	114,257
Hershey Foods,		
Debs., 8.8%, 2021	30,000	41,832
Kellogg,		
Notes, Ser. B, 6%, 2006	300,000	308,655
Kraft Foods,		
Notes, 4.625%, 2006	450,000	457,404
Kroger,		
Sr. Notes, 7.25%, 2009	550,000	614,441
Nabisco,		
Debs., 7.55%, 2015	40,000	48,696
Safeway,		
Sr. Notes, 5.8%, 2012	210,000 a	222,155
Sara Lee,		
Notes, 6.25%, 2011	300,000	333,040
Unilever Capital,		
Notes, 5.9%, 2032	250,000	273,439
		3,837,286
Foreign	**3.8%**	
Asian Development Bank,		
Sr. Notes, 4.5%, 2012	750,000	766,469
European Investment Bank:		
Notes, 4.625%, 2007	500,000	511,191
Notes, 4.625%, 2014	500,000 a	517,763
Hydro-Quebec:		

Debs., Ser. HH, 8.5%, 2029		200,000	297,605
Debs., Ser. HK, 9.375%, 2030		20,000	32,114
Inter-American Development Bank,			
Bonds, 5.75%, 2008		1,600,000	1,697,285
International Bank for Reconstruction & Development,			
Notes, 5%, 2006		2,000,000	2,041,042
KFW International Finance:			
Debs., 8%, 2010		35,000	40,930
Notes, 5.25%, 2006		300,000	308,237
Korea Development Bank:			
Bonds, 7.25%, 2006		300,000	314,768
Notes, 5.5%, 2012		350,000	368,178
Malaysia,			
Notes, 8.75%, 2009		330,000	389,309
PEMEX Project Funding Master Trust,			
Notes, 7.375%, 2014		400,000	448,000
Province of British Columbia,			
Bonds, 6.5%, 2026		25,000	29,966
Province of Manitoba,			
Debs., 8.8%, 2020		10,000	14,074
Province of Ontario:			
Notes, 3.625%, 2009		1,200,000	1,184,280
Sr. Unsub. Notes, 5.5%, 2008		500,000	528,401
Province of Quebec,			
Debs., 7.5%, 2023		200,000	261,975
Republic of Chile,			
Bonds, 5.5%, 2013		350,000	369,635
Republic of Finland,			
Bonds, 6.95%, 2026		25,000	31,246
Republic of Italy:			
Debs., 6.875%, 2023		70,000	85,852
Notes, 5.375%, 2033		550,000	571,332
Sr. Notes, 2.75%, 2006		500,000	494,453
Republic of Korea,			
Notes, 8.875%, 2008		840,000	966,135
Republic of South Africa,			
Notes, 6.5%, 2014		170,000	187,425
United Mexican States:			
Notes, Ser. A, 6.75%, 2034		450,000	460,125
Notes, Ser. A, 9.875%, 2010		2,025,000 a	2,487,713
			15,405,503
Health Care	.1%		
UnitedHealth,			
Notes, 5%, 2014		300,000	**304,427**
Industrial	.5%		
John Deere Capital,			
Notes, 7%, 2012		600,000	694,245
Praxair,			
Notes, 2.75%, 2008		900,000	867,469
Tyco International,			
Notes, 6.875%, 2029		235,000	274,413
Waste Management,			
Sr. Notes, 7%, 2028		150,000	173,439
			2,009,566
Insurance	.6%		
AXA,			
Sub. Notes, 8.6%, 2030		165,000	223,598
Anthem,			
Bonds, 6.8%, 2012		300,000	341,133
GE Global Insurance,			

	Notes, 7%, 2026	150,000	167,689
Marsh & McLennan Cos.,			
	Sr. Notes, 5.875%, 2033	200,000	189,696
MetLife,			
	Sr. Notes, 6.125%, 2011	260,000 a	284,625
Nationwide Financial Services,			
	Sr. Notes, 6.25%, 2011	350,000	382,220
Progressive,			
	Sr. Notes, 6.625%, 2029	100,000	114,678
Prudential Financial,			
	Notes, Ser. B, 4.75%, 2014	350,000	346,823
Safeco Capital Trust I,			
	Capital Securities, 8.072%, 2037	300,000	355,814
Torchmark,			
	Debs., 8.25% 2009	150,000	170,796
			2,577,072

Metals & Mining	**.2%**		
Alcan,			
	Debs., 7.25%, 2031	350,000	436,325
Alcoa,			
	Notes, 6%, 2012	150,000	163,773
			600,098

Oil & Gas	**1.5%**		
Anadarko Finance,			
	Notes, Ser. B, 6.75%, 2011	300,000	338,856
BP Amoco,			
	Notes, 5.9%, 2009	850,000	913,343
ChevronTexaco Capital,			
	Notes, 3.5%, 2007	500,000	499,793
ConocoPhillips:			
	Notes, 5.9%, 2032	500,000	548,292
	Notes, 8.75%, 2010	200,000	243,071
Devon Financing,			
	Notes, 7.875%, 2031	275,000	358,051
Encana,			
	Bonds, 7.2%, 2031	150,000	183,440
Kerr-McGee,			
	Notes, 6.875%, 2011	250,000	281,875
Kinder Morgan,			
	Sr. Notes, 6.5%, 2012	650,000	717,082
Marathon Oil,			
	Notes, 5.375%, 2007	200,000	207,168
Occidental Petroleum,			
	Sr. Notes, 5.875%, 2007	1,000,000	1,040,489
Pioneer Natural Resource,			
	Sr. Notes, 5.875%, 2016	200,000	210,913
Transocean,			
	Notes, 7.5%, 2031	150,000	190,249
Valero Energy,			
	Notes, 7.5%, 2032	250,000	311,190
			6,043,812

Paper Products	**.3%**		
International Paper:			
	Notes, 7.625%, 2007	10,000	10,725
	Sr. Notes, 6.75%, 2011	200,000	225,117
MeadWestvaco,			
	Notes, 6.85%, 2012	600,000	686,039
Weyerhaeuser,			
	Debs., 7.375%, 2032	200,000	245,112
			1,166,993

Real Estate Investment Trusts	.3%		
EOP Operating,			
Notes, 4.75%, 2014		300,000	292,599
ERP Operating,			
Notes, 5.2%, 2013		600,000	617,102
Simon Property,			
Notes, 6.35%, 2012		400,000	439,381
			1,349,082
Retail	.5%		
Federated Department Stores,			
Debs., 7.45%, 2017		350,000	410,405
Home Depot,			
Sr. Notes, 3.75%, 2009		875,000	865,288
May Department Stores,			
Notes, 6.7%, 2034		200,000	216,745
NIKE,			
Sr. Notes, 5.5%, 2006		400,000	412,234
Target,			
Debs., 7%, 2031		125,000	156,934
			2,061,606
State Government	.1%		
State of Illinois,			
Bonds, 5.1%, 2033		450,000	**447,471**
Technology	.3%		
Hewlett-Packard,			
Sr. Notes, 5.5%, 2007		150,000	155,725
IBM:			
Debs., 7.5%, 2013		75,000	90,334
Debs., 8.375%, 2019		600,000	797,746
Motorola,			
Debs., 7.5%, 2025		150,000	180,078
			1,223,883
Telecommunications	2.2%		
AT&T Wireless Services:			
Notes, 8.125%, 2012		600,000	725,738
Sr. Notes, 7.875%, 2011		475,000	559,148
BellSouth Telecommunications,			
Debs., 6.375%, 2028		550,000	596,474
British Telecom,			
Bonds, 8.875%, 2030		150,000 c	205,929
Deutsche Telekom International Finance,			
Notes, 8.75%, 2030		300,000 c	407,065
France Telecom:			
Notes, 7.95%, 2006		950,000 c	992,489
Notes, 9.25%, 2031		150,000 c	209,163
Koninklijke KPN,			
Sr. Unsub. Notes, 8.375%, 2030		250,000	333,136
New Jersey Bell Telephone,			
Debs., 8%, 2022		25,000	31,040
Pacific Bell,			
Debs., 7.125%, 2026		310,000	359,867
SBC Communications,			
Notes, 5.875%, 2012		775,000 a	832,755
Sprint Capital,			
Sr. Notes, 7.625%, 2011		1,200,000	1,388,285
360 Communications,			
Sr. Notes, 7.6%, 2009		200,000	225,120
Telecom Italia Capital,			
Notes, Cl. B, 5.25%, 2013		800,000	816,351

Telefonica Europe,			
Notes, 7.75%, 2010		200,000	233,322
Verizon Global Funding,			
Sr. Notes, 7.25%, 2010		500,000	571,379
Vodafone,			
Sr. Notes, 7.75%, 2010		580,000	669,943
			9,157,204
Transportation	.3%		
Burlington Northern Santa Fe,			
Debs., 7%, 2025		100,000	118,542
Canadian National Railway,			
Notes, 6.9%, 2028		100,000	119,601
Continental Airlines,			
Pass-Through Certificates, Ser. 974A, 6.9%, 2018		170,322	167,981
FedEx,			
Notes, 9.65%, 2012		225,000	292,934
Norfolk Southern:			
Bonds, 7.8%, 2027		250,000	323,776
Debs., 9%, 2021		10,000	13,822
Union Pacific,			
Debs., 6.625%, 2029		200,000	228,180
United Parcel Service,			
Debs., 8.375%, 2030		10,000	14,366
			1,279,202
U.S. Government	24.7%		
U.S. Treasury Bonds:			
5.375%, 2/15/2031		2,150,000	2,405,721
5.5%, 8/15/2028		2,350,000	2,627,488
6.25%, 5/15/2030		1,800,000	2,223,972
7.125%, 2/15/2023		1,350,000	1,761,696
7.875%, 2/15/2021		3,830,000	5,271,306
8.75%, 5/15/2020		3,380,000	4,959,068
8.875%, 8/15/2017		3,325,000	4,764,093
11.25%, 2/15/2015		25,000	39,454
12%, 8/15/2013		1,445,000	1,847,563
12.5%, 8/15/2014		40,000	54,612
12.75%, 11/15/2010		75,000	80,669
14%, 11/15/2011		30,000	35,576
U.S. Treasury Notes:			
2.25%, 2/15/2007		5,000,000 a	4,900,750
2.5%, 5/31/2006		3,000,000 a	2,978,322
3.5%, 11/15/2006		8,700,000 a	8,743,500
3.625%, 5/15/2013		3,700,000 a	3,604,873
4%, 2/15/2014		4,850,000 a	4,812,490
4.375%, 8/15/2012		4,300,000 a	4,413,550
4.75%, 11/15/2008		6,500,000 a	6,780,540
5%, 8/15/2011		3,300,000 a	3,511,794
5.625%, 5/15/2008		6,000,000 a	6,398,880
5.75%, 8/15/2010		3,500,000	3,846,990
6%, 8/15/2009		5,550,000 a	6,093,678
6.125%, 8/15/2007		9,900,000 a	10,564,389
6.5%, 10/15/2006		2,900,000 a	3,057,673
6.5%, 2/15/2010		1,600,000 a	1,804,560
7%, 7/15/2006		3,500,000 a	3,691,940
			101,275,147
U.S. Government Agencies	9.8%		
Federal Home Loan Bank:			
Bonds, 3.875%, 1/15/2010		1,500,000	1,493,825
Bonds, Ser. 422, 1.875%, 6/15/2006		3,250,000	3,188,816
Bonds, Ser. 430, 2.875%, 9/15/2006		3,400,000	3,379,066
Bonds, Ser. 432, 4.5%, 9/16/2013		1,500,000	1,521,502

Sr. Notes, Ser. 100, 5.8%, 9/2/2008		850,000	905,613
Federal Home Loan Mortgage Corp:			
Notes, 3.5%, 9/15/2007		4,100,000	4,094,891
Notes, 3.625%, 9/15/2008		1,000,000	995,873
Notes, 4.875%, 3/15/2007		3,600,000	3,703,536
Notes, 5.5%, 9/15/2011		2,500,000	2,685,222
Notes, 5.5%, 8/20/2019		500,000	508,299
Notes, 6.25%, 7/15/2032		650,000	776,653
Sub. Notes, 5.875%, 3/21/2011		750,000	810,062
Federal National Mortgage Association:			
Bonds, 6.25%, 5/15/2029		1,900,000	2,248,160
Notes, 2.625%, 1/19/2007		3,000,000	2,954,085
Notes, 5.25%, 1/15/2009		5,525,000	5,808,654
Notes, 5.375%, 11/15/2011		1,250,000	1,332,732
Notes, 7.25%, 1/15/2010		1,450,000	1,658,717
Financing Corp:			
Bonds, 8.6%, 9/26/2019		40,000	55,715
Bonds, Ser. E, 9.65%, 11/2/2018		510,000	759,492
Tennessee Valley Authority:			
Bonds, Ser. C, 6%, 3/15/2013		450,000	503,919
Notes, Ser. C, 4.75%, 8/1/2013		750,000	777,098
			40,161,930

U.S. Government Agencies/Mortgage-Backed	**34.7%**		
Federal Home Loan Mortgage Corp:			
4%, 9/1/2008- 9/1/2018		2,462,565	2,420,445
4.5%, 5/1/2010-8/1/2033		8,321,590	8,307,679
5%,		500,000 d	507,656
5%, 11/1/2007-12/1/2034		14,589,271	14,685,584
5.5%,		600,000 d	610,781
5.5%, 9/1/2009-1/1/2035		13,162,267	13,461,013
6%, 12/1/2013-7/1/2034		6,479,185	6,713,825
6.5%,		850,000 d	889,576
6.5%, 3/1/2011-11/1/2033		2,998,273	3,145,969
7%, 9/1/2011-7/1/2034		1,271,569	1,346,580
7.5%, 7/1/2010-10/1/2033		250,066	268,825
8%, 5/1/2026-10/1/2031		278,342	301,351
8.5%, 6/1/2030		8,130	8,857
Federal National Mortgage Association:			
4%, 12/1/2018-3/1/2019		1,327,543	1,301,759
4.5%, 4/1/2018-10/1/2033		6,702,715	6,669,440
5%,		1,500,000 d	1,496,715
5%, 4/1/2010-1/1/2035		18,345,370	18,456,166
5.5%,		2,250,000 d	2,295,223
5.5%, 1/1/2017-1/1/2035		21,169,457	21,620,684
6%,		500,000 d	523,280
6%, 6/1/2011-9/1/2034		10,547,163	10,912,846
6.5%, 1/1/2011-1/1/2034		5,190,874	5,446,896
7%, 8/1/2008-11/1/2032		1,988,551	2,105,561
7.5%, 8/1/2015-3/1/2032		565,434	606,582
8%, 5/1/2027-10/1/2030		96,372	104,767
8.5%, 2/1/2025-2/1/2031		27,389	29,955
9%, 10/1/2030		8,119	8,929
Government National Mortgage Association I:			
4.5%, 6/15/2019-8/15/2033		1,438,970	1,435,738
5%, 3/15/2018-5/15/2034		3,071,863	3,104,871
5.5%, 2/15/2033-1/15/2035		5,416,619	5,564,852
6%,		1,000,000 d	1,038,750
6%, 4/15/2017-6/15/2034		3,186,767	3,315,711
6.5%, 9/15/2008-11/15/2033		1,731,826	1,824,996
7%, 10/15/2011-8/15/2032		848,960	902,380
7.5%, 12/15/2026-10/15/2032		342,649	368,371
8%, 8/15/2024-3/15/2032		164,473	178,732

8.5%, 10/15/2026		42,258	46,221
9%, 2/15/2022-2/15/2023		47,516	53,424
			142,080,990
Utilities/Gas & Electric	**1.4%**		
Cincinnati Gas & Electric,			
Notes, 5.7%, 2012		185,000	197,219
Duke Capital,			
Sr. Notes, 8%, 2019		225,000	277,346
Florida Power & Light,			
First Mortgage Bonds, 5.625%, 2034		250,000	266,075
Georgia Power,			
Sr. Notes, Ser. J, 4.875%, 2007		400,000	410,206
MidAmerican Energy,			
Sr. Notes, 5.875%, 2012		350,000	373,186
NiSource Finance,			
Bonds, 5.4%, 2014		150,000	154,756
Oncor Electric Delivery,			
Sr. Secured Notes, 7%, 2032		250,000	298,431
PPL Electric Utilities,			
Secured Bonds, 6.25%, 2009		300,000	324,872
Pacific Gas & Electric,			
First Mortgage Bonds, 6.05%, 2034		175,000	188,771
Progress Energy,			
Sr. Notes, 7.1%, 2011		500,000	563,088
Public Service Company of Colorado,			
First Mortgage Bonds, 7.875%, 2012		350,000	426,079
Sempra Energy,			
Sr. Notes, 7.95%, 2010		500,000	575,032
South Carolina Electric & Gas,			
First Mortgage Bonds, 6.625%, 2032		200,000	239,646
Southern California Edison,			
Notes, 6.65%, 2029		100,000	115,351
Southern Power,			
Sr. Notes, Ser. D, 4.875%, 2015		300,000	297,474
Virginia Electric & Power,			
Sr. Notes, Ser. A, 5.375%, 2007		1,000,000	1,031,432
			5,738,964
Total Bonds and Notes			
(cost $ 395,899,533)			**401,885,964**
Short-Term Investments	**2.3%**		
Repurchase Agreement;			
Goldman Sachs & Co., Tri-Party			
Repurchase Agreement, 2.34%, dated 1/31/2005,			
due 2/1/2005 in the amount of $ 9,505,618 (fully			
collateralized by $ 7,434,000 U.S. Treasury Bonds,			
7.5%, due 11/15/2016, value $ 9,695,676)			
(cost $ 9,505,000)		9,505,000	**9,505,000**

		Shares	Value ($)
Investment of Cash Collateral for			
Securities Loaned	**22.9%**		
Registered Investment Company,			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $ 93,607,514)		93,607,514 e	**93,607,514**
Total Investments (cost $ 499,012,047)	**123.4%**		**504,998,478**

Liabilities, Less Cash and Receivables	**-23.4%**	**(95,679,890)**
Net Assets	**100.0%**	**409,318,588**

a   *All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's securities on loan is $ 90,520,627 and the total market value of the collateral held by the fund is $ 93,607,514.*
b   *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid by the Board of Directors. At January 31, 2005, this security amounted to $ 258,780 or .1% of net assets.*
c   *Variable rate security- interest rate subject to periodic change.*
d   *Purchased on a forward commitment basis.*
e   *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Disciplined Stock Fund

Statement of Investments
January 31, 2005 (Unaudited)

Common Stocks--98.6%	Shares	Value($)
Consumer Discretionary--11.8%		
Carnival	210,090	12,101,184
Coach	203,650 a	11,424,765
Comcast, Cl. A	317,020 a	10,204,874
Home Depot	84,330	3,479,456
Marriott International, Cl. A	187,120	11,822,242
McDonald's	392,240	12,704,654
Nordstrom	61,930	2,988,123
Omnicom Group	70,480	5,983,047
PETCO Animal Supplies	165,250 a	6,274,543
Staples	372,800	12,205,472
Target	251,890	12,788,455
Time Warner	719,830 a	12,956,940
Viacom, Cl. B	299,280	11,175,115
Walt Disney	614,480	17,592,562
		143,701,432
Consumer Staples--10.9%		
Altria Group	116,160	7,414,493
Archer-Daniels-Midland	497,710	12,044,582
Brown-Forman, Cl. B	133,900	6,457,997
Costco Wholesale	61,386	2,901,716
Estee Lauder, Cl. A	189,440	8,551,322
Gillette	275,340	13,965,245
Kellogg	136,460	6,091,574
Kimberly-Clark	122,360	8,015,804
Procter & Gamble	403,900	21,499,597
Reynolds American	155,410	12,498,072
Wal-Mart Stores	378,630	19,840,212
Walgreen	299,520	12,762,547
		132,043,161
Energy--8.3%		
Anadarko Petroleum	101,950	6,750,109
ChevronTexaco	221,510	12,050,144
ConocoPhillips	212,040	19,675,192
Devon Energy	240,352	9,775,116
Exxon Mobil	719,220	37,111,752
Transocean	151,280 a	6,656,320
Weatherford International	171,570 a	9,311,104
		101,329,737

Financials--20.0%

American Express	281,090	14,996,151
American International Group	371,060	24,597,567
Bank of America	745,230	34,556,315
CIT Group	282,030	11,385,551
Chubb	204,990	15,267,655
Citigroup	879,860	43,157,133
Franklin Resources	264,530	17,951,006
Freddie Mac	86,030	5,616,899
Goldman Sachs Group	228,560	24,650,196
Lehman Brothers Holdings	123,940	11,302,089
Merrill Lynch	103,160	6,196,821
Radian Group	190,530	9,134,008
Wachovia	443,330	24,316,651
		243,128,042

Health Care--12.9%

Aetna	67,130	8,528,866
Boston Scientific	235,610 a	7,789,267
Charles River Laboratories International	131,600 a	6,235,208
Fisher Scientific International	164,400 a	10,381,860
Genzyme	77,400 a	4,505,454
GlaxoSmithKline, ADR	198,670	8,854,722
Hospira	269,390 a	7,782,677
Johnson & Johnson	328,200	21,234,540
Laboratory Corporation of America Holdings	99,520 a	4,762,032
Medco Health Solutions	70,480 a	3,000,334
Pfizer	537,114	12,976,674
Sanofi-Aventis, ADR	236,220	8,792,108
Triad Hospitals	103,000 a	4,191,070
Waters	157,480 a	7,729,118
WellPoint	109,360 a	13,287,240
Wyeth	417,630	16,550,677
Zimmer Holdings	129,530 a	10,213,441
		156,815,288

Industrials--11.9%

Burlington Northern Santa Fe	143,990	6,937,438
Danaher	162,950	8,942,696
Deere & Co.	118,840	8,251,061
Eaton	142,650	9,698,773
FedEx	71,200	6,810,280
General Dynamics	85,660	8,844,395
General Electric	984,790	35,580,463
Manpower	204,020	9,925,573
Norfolk Southern	190,040	6,636,197
PACCAR	128,070	9,049,426
Textron	99,640	7,172,087
Tyco International	388,110	14,026,295
United Technologies	127,710	12,857,843
		144,732,527

Materials--3.0%		
Air Products & Chemicals	140,340	8,267,429
Alcoa	403,290	11,901,088
Dow Chemical	137,310	6,824,307
E. I. du Pont de Nemours	106,810	5,079,884
PPG Industries	54,680	3,760,890
		35,833,598
Technology--14.6%		
Alliance Data Systems	132,450 a	5,750,979
Altera	343,150 a	6,588,480
Autodesk	164,160	4,821,379
Cisco Systems	1,594,830 a	28,770,733
Cognizant Technology Solutions, Cl. A	174,370 a	6,608,623
EMC	780,200 a	10,220,620
Intel	853,740	19,166,463
International Business Machines	309,000	28,866,780
Lucent Technologies (warrants)	1,426 a	1,661
Microsoft	1,361,650	35,784,162
Motorola	646,440	10,174,966
QUALCOMM	127,220	4,737,673
Texas Instruments	390,170	9,055,846
VeriSign	255,190 a	6,594,110
		177,142,475
Telecommunication Services--1.9%		
SBC Communications	237,550	5,644,188
Verizon Communications	480,580	17,103,842
		22,748,030
Utilities--3.3%		
Constellation Energy Group	156,020	7,801,000
Exelon	255,420	11,302,335
PG&E	420,060 a	14,702,100
Sempra Energy	177,040	6,589,429
		40,394,864
Total Common Stocks		
(cost $975,305,517)		**1,197,869,154**

	Principal	
Short-Term Investments--1.0%	**Amount ($)**	**Value ($)**
U.S.Treasury Bills:		
2.05%, 3/3/2005	185,000	184,671
2.02%, 3/10/2005	11,172,000	11,147,533
(cost $11,333,460)		**11,332,204**
Total Investments (cost $986,638,977)	**99.6%**	**1,209,201,358**

Cash and Receivables (Net)	0.4%	5,416,005
Net Assets	100.0%	1,214,617,363

[a] Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

See notes to financial statements.

Dreyfus Institutional Government Money Market Fund

Statement of Investments

January 31, 2005 (Unaudited)

U.S. Government Agencies - 70.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Home Loan Banks, Floating Rate Notes			
8/26/2005	2.33 a	11,000,000	10,995,170
9/16/2005	2.42 a	20,000,000	19,995,288
Federal Home Loan Banks, Notes			
2/15/2005	2.27	10,000,000	9,998,438
Federal Home Loan Mortgage Corp., Discount Notes			
2/15/2005	2.09	10,000,000	9,991,915
4/26/2005	2.58	10,000,000	9,940,150
6/15/2005	2.74	10,000,000	9,899,128
7/26/2005	2.84	10,000,000	9,863,646
Federal National Mortgage Association, Discount Notes			
2/23/2005	2.31	10,000,000	9,985,944
3/23/2005	2.46	10,000,000	9,966,111
4/15/2005	2.12	10,000,000	9,957,417
Federal National Mortgage Association, Floating Rate Notes			
9/6/2005	2.38 a	10,000,000	9,995,615
Total U.S. Government Agencies (cost $120,588,822)			**120,588,822**

Repurchase Agreements - 47.0%			
Barclays Capital Inc. dated 1/31/2005, due 2/1/2005 in the amount of $10,000,681 (fully collateralized by $10,217,000 U.S. Treasury Inflation Index Notes 1.625%, due 1/15/2015, value $10,200,890)	2.45	10,000,000	10,000,000
Goldman Sachs & Co. dated 1/31/2005, due 2/1/2005 in the amount of $40,393,517 (fully collateralized by $106,606,000 U.S. Treasury Strip Principal Notes, due 11/15/2027, and $4,232,000 U.S. Treasury Bonds 7.50%, due 11/15/2016, value $41,199,481)	2.34	40,390,892	40,390,892
Salomon Smith Barney Inc. dated 1/31/2005, due 2/1/2005 in the amount of $30,002,067 (fully collateralized by $30,775,000 Federal Home Loan Mortgage Corp., 3.375%, due 4/15/2009, value $30,600,121)	2.48	30,000,000	30,000,000
Total Repurchase Agreements (cost $80,390,892)			**80,390,892**

Total Investments (cost $200,979,714)	**117.5%**	**200,979,714**
Liabilities, Less Cash and Receivables	**(17.5%)**	**(29,863,414)**
Net Assets	**100.0%**	**171,116,300**

a Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Institutional Prime Money Market Fund
Statement of Investments
January 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit --5.1%	Principal Amount ($)	Value ($)
Washington Mutual Bank		
2.27%, 2/2/2005	10,000,000	10,000,000
Wilmington Trust Co. (Yankee)		
2.23%, 2/1/2005	10,000,000	10,000,000
Total Negotiable Bank Certificate of Deposit		
(cost $20,000,000)		**20,000,000**
Commercial Paper -- 30.0%		
Alliance & Leicester PLC		
2.07%, 2/14/2005	10,000,000 a	9,992,561
Amstel Funding Corp.		
2.06%, 2/17/2005	10,000,000 a	9,990,933
Atlantis One Funding Corp.		
2.10%, 3/22/2005	10,000,000 a	9,971,689
Citigroup Inc.		
2.26%, 2/3/2005	10,000,000	9,998,750
Corporate Asset Funding Corp.		
2.52%, 4/6/2005	10,000,000 a	9,955,556
Grampian Funding Ltd.		
2.69%, 6/21/2005	10,000,000 a	9,896,556
Greyhawk Funding LLC		
2.27%, 2/16/2005	10,000,000 a	9,990,583
KFW International Finance Inc.		
2.56%, 5/10/2005	7,500,000 a	7,448,142
Nestle Capital Corp.		
2.55%, 5/6/2005	10,000,000 a	9,933,939
PB Finance (Delaware) Inc.		
2.55%, 3/18/2005	10,000,000	9,968,250
Total Capital S.A.		
2.43%, 4/4/2005	10,000,000 a	9,958,322
Westpac Capital Corp.		
2.16%, 3/2/2005	10,000,000	9,982,761
Total Commercial Paper		
(cost $117,088,042)		**117,088,042**
Corporate Notes --23.5%		
American Honda Finance Corp.		
2.64%, 10/20/2005	10,000,000 a, b	10,006,694
Caterpillar Finance Services Corp.		
2.26%, 8/15/2005	10,000,000 b	10,004,660
Credit Suisse First Boston Inc.		
2.54%, 12/29/2005	10,000,000 b	10,001,617
General Electric Co.		
2.66%, 10/24/2005	10,000,000 b	10,005,606
Johnson Controls Inc.		
2.45%, 9/15/2005	10,000,000 b	10,006,484
Lehman Brothers Holdings Inc.		
2.47%, 5/16/2005	12,000,000 b	12,000,000
Merrill Lynch & Co. Inc.		
2.64%, 4/28/2005	10,000,000 b	10,005,600
Northern Rock PLC		
2.61%, 7/13/2005	10,000,000 a, b	10,002,314
SLM Corp.		
2.45%, 8/15/2005	10,000,000	10,005,814
Total Corporate Notes		
(cost $92,038,789)		**92,038,789**
Short-Term Bank Notes --6.5%		
Abbey National Treasury Services PLC		
2.50%, 5/26/2005	10,000,000 b	9,998,975
HSBC USA Inc.		
2.27%, 8/18/2005	10,000,000 b	10,007,047
Natexis Banques Populaires		
2.46%, 8/16/2005	5,500,000 b	5,498,661
Total Short-Term Bank Notes		
(cost $25,504,683)		**25,504,683**

Time Deposits --16.5%

Branch Banking & Trust Co. (Grand Cayman)		
2.46%, 2/1/2005	18,000,000	18,000,000
Key Bank N.A. (Grand Cayman)		
2.50%, 2/1/2005	10,000,000	10,000,000
National City Bank (Grand Cayman)		
2.49%, 2/1/2005	18,500,000	18,500,000
Sun Trust Bank Inc. (Grand Cayman)		
2.50%, 2/1/2005	18,000,000	18,000,000
Total Time Deposits		
(cost $64,500,000)		**64,500,000**

Repurchase Agreements --18.5%

Goldman Sachs & Co.		
2.34% dated 1/31/2005, due 2/1/2005 in the		
amount of $3,507,406 (fully collateralized		
by $3,897,672 U.S. Treasury Strips Notes,		
due 8/15/2007, value $3,577,322)	3,507,178	3,507,178
Salomon Smith Barney Inc.		
2.48% dated 1/31/2005, due 2/1/2005 in the		
amount of $68,804,740 (fully collateralized by		
$70,578,000 Federal Home Loan Mortgage Corp.		
3.375%, due 4/15/2009, value $70,176,941)	68,800,000	68,800,000
Total Repurchase Agreements		
(cost $72,307,178)		**72,307,178**
Total Investments (cost $391,438,692)	**100.1%**	**391,438,692**
Liabilities, Less Cash and Receivables	**(0.1%)**	**(485,131)**
Net Assets	**100.0%**	**390,953,561**

*a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions
   exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid
   by the Fund's Board. At January 31, 2005, these securities amounted to $107,147,289 representing 27.4 % of net assets.
b Variable interest rate - subject to periodic change.*

*Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.*

DREYFUS INSTITUTIONAL U.S. TREASURY MONEY MARKET FUND
Statement of Investments
January 31, 2005 (Unaudited)

U.S. Treasury Bills - 48.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
2/3/2005	1.77	27,500,000	27,497,296
2/10/2005	1.84	10,000,000	9,995,420
2/17/2005	1.89	20,000,000	19,983,278
2/24/2005	1.97	10,000,000	9,987,510
3/3/2005	2.10	10,000,000	9,982,583
3/10/2005	2.20	10,000,000	9,977,543
3/17/2005	2.21	10,000,000	9,973,172
3/24/2005	2.15	10,000,000	9,969,641
4/7/2005	2.24	10,000,000	9,959,917
4/14/2005	2.27	10,000,000	9,954,900
Total U.S. Treasury Bills			
(cost $127,281,260)			**127,281,260**
U.S. Treasury Notes - 14.3%			
1.50%, 2/28/2005	1.82	7,500,000	7,498,177
1.625%, 3/31/2005	2.19	10,000,000	9,990,545
1.25%, 5/31/2005	2.58	20,000,000	19,919,669
Total U.S. Treasury Notes			
(cost $37,408,391)			**37,408,391**
Repurchase Agreements - 40.7%			
Barclays Capital Inc.			
dated 1/31/2005, due 2/1/2005 in the amount			
of $35,002,382 (fully collateralized by			
$35,757,000 U.S. Treasury Inflation Index Notes			
1.625%, due 1/15/2015 value $35,700,617)	2.45	35,000,000	35,000,000
Credit Suisse First Boston Inc.			
dated 1/31/2005, due 2/1/2005 in the amount			
of $35,002,353 (fully collateralized by			
$35,760,000 U.S. Treasury Notes			
3%, due 12/31/2006, value $35,702,393)	2.42	35,000,000	35,000,000
Goldman Sachs & Co.			
dated 1/31/2005, due 2/1/2005 in the amount			
of $35,941,901 (fully collateralized by			
$81,492,000 U.S. Treasury Strip Principal Notes			
8%, due 11/15/2021, value $36,658,361)	2.34	35,939,565	35,939,565
Total Repurchase Agreements			
(cost $105,939,565)			**105,939,565**

Total Investments (cost $270,629,216)		**103.9%**	**270,629,216**
Liabilities, Less Cash and Receivables		**(3.9%)**	**(10,258,448)**
Net Assets		**100.0%**	**260,370,768**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Money Markets Reserves
Statement of Investments
January 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 6.3%	Principal Amount ($)	Value ($)
HSBC Bank USA (London)		
2.36%, 3/23/2005	10,000,000	10,000,000
Regions Bank (Yankee)		
2.25%, 4/5/2005	10,000,000	10,000,000
Washington Mutual Bank		
2.27%, 2/2/2005	10,000,000	10,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $30,000,000)		**30,000,000**
Commercial Paper - 36.8%		
Atlantis One Funding Corp.		
2.48%, 4/4/2005	10,000,000 a	9,957,633
Aventis S.A.		
2.43%, 3/4/2005	10,000,000 a	9,979,161
Becton Dickinson & Co.		
2.25%, 2/3/2005	10,000,000	9,998,750
Charta Corporation		
2.37%, 2/17/2005	10,000,000 a	9,989,511
Coca-Cola Enterprises Inc.		
2.24%, 2/2/2005	10,000,000 a	9,999,378
Commonwealth Bank of Australia		
2.15%, 4/14/2005	10,000,000	9,957,400
Corporate Asset Funding Co. Inc.		
2.52%, 4/6/2005	10,000,000 a	9,955,556
Daimler Chrysler Revolving Auto Conduit LLC		
2.42%, 2/17/2005	10,000,000 a	9,989,244
Depfa Bank PLC		
2.33%, 3/18/2005	10,000,000 a	9,971,125
DuPont (E.I.) de Nemours & Co.		
2.31%, 2/9/2005	7,000,000	6,996,407
Edison Asset Securitization		
2.26%, 3/8/2005	9,141,000 a	9,121,093
Goldman Sachs Group Inc.		
2.36%, 2/3/2005	10,000,000	9,998,689
Greenwich Capital Holdings		
2.51%, 4/4/2005	10,000,000	9,957,117
ING US Funding LLC		
2.18%, 2/1/2005	10,000,000	10,000,000
Nestle Capital Corp.		
2.55%, 5/6/2005	10,000,000 a	9,933,939
Pfizer Inc.		
2.35%, 3/4/2005	10,000,000 a	9,979,850
Proctor & Gamble Co.		
2.14%, 2/2/2005	8,900,000 a	8,899,473
WestLB Covered Bond Bank PLC		
2.05%, 2/14/2005	10,000,000 a	9,992,633
Total Commercial Paper		
(cost $174,676,959)		**174,676,959**

Corporate Notes - 19.0%

Bear Stearns Cos. Inc.		
2.36%, 11/28/2005	10,000,000 b	10,007,460
Canadian Imperial Bank Of Commerce		
2.52%, 5/31/2005	10,000,000 b	9,999,506
CSFB (USA) Inc.		
2.21%, 2/8/2005	10,000,000 b	10,000,575
General Electric Co.		
2.66%, 10/24/2005	10,000,000 b	10,005,606
Johnson Controls Inc.		
2.45%, 9/15/2005	10,000,000 b	10,006,484
Lehman Brothers Holdings Inc.		
2.47%, 5/16/2005	10,000,000 b	10,000,000
Merrill Lynch & Co. Inc.		
2.64%, 4/28/2005	10,000,000 b	10,005,600
National City Bank		
2.54%, 10/3/2005	10,000,000 b	9,997,656
Skandinaviska Enskilda Banken AB		
2.47%, 1/19/2006	10,000,000 a,b	10,000,000
Total Corporate Notes		
(cost $90,022,887)		**90,022,887**

Short-Term Bank Notes - 6.3%

Abbey National Treasury Services		
2.50%, 5/26/2005	10,000,000 b	9,998,975
Natexis Banques Populaires		
2.50%, 6/22/2005	10,000,000 b	9,998,445
Royal Bank of Scotland PLC		
2.46%, 6/20/2005	10,000,000 b	9,998,845
Total Short Term Bank Notes		
(cost $29,996,265)		**29,996,265**

U.S. Government Agencies - 4.2%

Federal National Mortgage Association,		
Discount Notes		
2.04% - 2.46%, 2/1/2005 - 3/23/2005		
(cost $19,966,111)	20,000,000	**19,966,111**

Repurchase Agreements - 27.5%

Goldman Sachs & Co.		
2.34%, dated 1/31/2005, due 2/1/2005 in the amount		
of $20,123,548 (fully collateralized by		
$14,436,000 U.S. Treasury Bonds		
8.125%, due 8/15/2019, value $20,525,728)	20,122,240	20,122,240
Salomon Smith Barney Holdings Inc.		
2.48%, dated 1/31/2005, due 2/1/2005 in the amount		
of $110,007,578 (fully collateralized by		
$112,842,000 Federal Home Loan Mortgage Association		
3.375%, due 4/15/2009, value $112,200,775)	110,000,000	110,000,000
Total Repurchase Agreements		
(cost $130,122,240)		**130,122,240**

Total Investments (cost $474,784,462)	**100.1%**	**474,784,462**
Cash and Receivables (Net)	**0.1%**	**621,245**
Net Assets	**100.0%**	**474,163,217**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined
    to be liquid by the Funds Board. At January 31, 2005, these securities amounted to $127,768,596 or 26.9% of net assets.
b Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Municipal Reserves
Statement of Investments
January 31, 2005 (Unaudited)

Tax Exempt Investments-- 98.9%	Principal Amount ($)	Value ($)
Alabama-- 4.0%		
Port City Medical Clinic Board		
Health Care Facilities Revenue		
VRDN (Infirmary Health Systems)		
1.82% (Insured; AMBAC and Liquidity Facility:		
Bank of Nova Scotia and KBC Bank)	6,000,000 a	6,000,000
Alaska--1.5%		
Alaska Industrial Development Authority		
Health Care Facilities Revenue, VRDN		
(Providence Medical Office Building)		
1.80 % (LOC; KBC Bank)	2,260,000 a	2,260,000
Arizona--2.4%		
Phoenix Civic Improvement Corporation		
Water Systems Revenue, CP 1.87%, 3/24/2005		
(Liquidity Facility; Dexia Credit Locale)	3,600,000	3,600,000
California-- 4.2%		
State of California, GO Notes, VRDN		
(Kindergarten University):		
1.91% Series A-1 (LOC: California State Teachers		
Retirement Systems and Citibank)	3,900,000 a	3,900,000
1.91% Series B-1 (LOC: Citibank, State Street Bank		
and Trust and National Australia Bank)	2,410,000 a	2,410,000
Colorado-- 4.9%		
Castle Rock Metropolitan District Number 7, GO Notes		
Refunding 2.30%, 12/1/2005 (LOC; U.S. Bank NA)	2,830,000	2,830,000
Dove Valley Metropolitan District Arapahoe County		
GO Notes 1.95%, 11/1/2005 (LOC; BNP Paribas)	2,500,000	2,500,000
Interstate South Metropolitan District, GO Notes		
Refunding 1.95%, 11/1/2005 (LOC; BNP Paribas)	1,975,000	1,975,000
Connecticut-- 4.0%		
Town of North Haven, GO Notes, BAN		
2%, 4/27/2005	6,000,000	6,003,241
District of Columbia--3.0%		
District of Columbia, Revenue, CP		
(American Red Cross Project) 1.88%, 3/2/2005		
(Liquidity Facility; JPMorgan Chase Bank)	4,500,000	4,500,000
Florida-- 3.2%		
Florida Housing Finance Agency, MFMR, VRDN		
(Town Colony Associates)		
1.88% (LOC; Credit Suisse First Boston)	4,800,000 a	4,800,000

Georgia-- 2.4%

De Kalb County Development Authority
  Private Schools Revenue, VRDN
  (Marist School Inc. Project)
  1.85% (LOC; SunTrust Bank)
	3,500,000	a	3,500,000

Illinois-- 20.7%

City of Chicago, GO Notes 2.20%, 12/8/2005 (LOC; State Street Bank and Trust)	3,500,000		3,500,000
Chicago School Finance Authority, GO Notes Refunding 5.20%, 6/1/2005 (Insured; FGIC)	2,780,000		2,814,743

Illinois Development Finance Authority, IDR
  VRDN (Heritage Tool and Manufacturing Inc.)
  1.96% (LOC; Bank of Montreal)
	4,285,000	a	4,285,000

Illinois Educational Facilities Authority, Recreational
  Revenue, VRDN (Shedd Aquarium Society)
  1.85% (LOC; Bank One)
	4,300,000	a	4,300,000

Illinois Health Facilities Authority, Revenue, VRDN:
  (Memorial Medical Center)
    1.85% (LOC; KBC Bank)
	2,400,000	a	2,400,000

(Rush Presbyterian St. Luke's Medical Center) 1.85% (LOC; Northern Trust Co.)	3,800,000	a	3,800,000

(The Carle Foundation)
    1.85% (Insured; AMBAC and Liquidity Facility;
    Northern Trust Co.)
	3,900,000	a	3,900,000

Illinois Student Assistance Commission
  Student Loan Revenue, VRDN
  1.90% (LOC; Bank One)
	3,300,000	a	3,300,000

Jackson-Union Counties Regional Port District
  Port Facilities Revenue, Refunding, VRDN
  (Enron Transportation Services)
  1.82% (LOC; Wachovia Bank)
	2,400,000	a	2,400,000

Indiana-- 7.5%

City of Seymour, EDR, VRDN
  (Pedcor Investments Project)
  1.90% (LOC; FHLB)
	3,881,000	a	3,881,000

City of Wabash, EDR, VRDN
  (Wabash Alloys Project)
  1.90% (LOC; Bank of America)
	7,250,000	a	7,250,000

Iowa-- .9%

Iowa Finance Authority, Private College Revenue
  VRDN (Drake University Project)
  1.90% (LOC; Wells Fargo Bank)
	1,300,000	a	1,300,000

Kentucky-- 1.0%

County of Breckinridge, LR, VRDN
  (Association County Leasing Trust) 1.83%
  (LOC; U.S. Bank NA)
	1,300,000	a	1,300,000

County of Ohio, PCR, VRDN
  (Big Rivers Electric Corp. Project) 1.85%
  (Insured; AMBAC and Liquidity Facility;
  Credit Suisse First Boston)
	200,000	a	200,000

Louisiana-- 6.1%

South Louisiana Port Commission, Port Revenue, VRDN (Holnam Inc. Project) 1.92% (LOC; Wachovia Bank)	9,000,000 a	9,000,000

Massachusetts-- .1%

Massachusetts Health and Educational Facilities Authority College and University Revenue, VRDN (Simmons College) 1.85% (Insured; AMBAC and Liquidity Facility; Bank of America)	200,000 a	200,000

Michigan-- 3.3%

Michigan State Strategic Fund, LOR, VRDN (Henry Ford Museum Village Project) 1.90% (LOC; Comerica Bank)	4,900,000 a	4,900,000

New Mexico-- 2.2%

City of Santa Fe, Gross Receipts Tax Revenue, VRDN (Wastewater Systems) 1.89% (LOC; BNP Paribas)	3,200,000 a	3,200,000

New York-- 1.5%

New York City Housing Development Corporation Mortgage Revenue, VRDN (East 17th Street Properties) 1.92% (LOC; Commerce Bank and Rabobank Nederland)	2,195,000 a	2,195,000

Ohio-- .5%

County of Hamilton, Hospital Facilities Revenue, VRDN (Health Alliance) 1.77% (Insured; MBIA and Liquidity Facility; Credit Suisse First Boston)	700,000 a	700,000

Pennsylvania-- .6%

Lehigh County Industrial Development Authority, PCR VRDN (Allegheny Electric Cooperative) 1.90% (LOC; Rabobank Nederland)	920,000 a	920,000

Texas-- 8.9%

City of Austin Combined Utility System Revenue, CP 1.90%, 2/14/2005 (Liquidity Facility; JPMorgan Chase Bank and LOC: Bayerische Landesbank and State Street Bank and Trust)	2,642,000	2,642,000
City of Brownsville, Utility Systems Revenue, CP 1.74%, 2/16/2005 (LOC; State Street Bank and Trust)	5,800,000	5,800,000
Grand Prairie Sports Facilities Development Corporation Sales Tax Revenue, Refunding 1.75%, 9/15/2005 (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2,015,000	2,015,000
North Central Texas Health Facility Development Corporation, Health Care Facilities Revenue VRDN (Methodist Hospital of Dallas) 1.94% (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	800,000 a	800,000
Southwest Higher Education Authority College and University Revenue,VRDN (Southern Methodist University) 1.94% (LOC; Landesbank Hessen-Thuringen Girozentrale)	1,900,000 a	1,900,000

Washington-- 11.1%

Washington Housing Finance Commission, VRDN:			
MFHR (Anchor Village Apartments Project)			
1.89% (Insured; FNMA)	10,750,000	a	10,750,000
MFMR (Wandering Creek Project)			
1.89% (Insured; FHLMC and			
Liquidity Facility; FHLMC)	5,300,000	a	5,300,000
Nonprofit Housing Revenue (YMCA of Greater Seattle)			
1.92% (LOC; U.S. Bank N.A)	350,000	a	350,000
Washington Public Power Supply System Project Number 2			
Electric Revenue, Refunding, VRDN 1.82%			
(Insured; MBIA and Liquidity Facility;			
Credit Suisse First Boston)	100,000	a	100,000

Wisconsin-- 4.9%

Wisconsin Health and Educational Facilities Authority			
Health Care Facilities Revenue, VRDN			
(Wheaton Franciscan Services) 1.84%			
(LOC; U.S. Bank N.A.)	2,000,000	a	2,000,000
University of Wisconsin Hospitals and Clinics Authority			
Health Care Facilities Revenue, VRDN 1.85%			
(Insured; MBIA and Liquidity Facility; U.S. Bank NA)	5,300,000	a	5,300,000

Total Investments (cost $146,980,984)	**98.9%**	**146,980,984**
Cash and Receivables (Net)	**1.1%**	**1,616,254**
Net Assets	**100.0%**	**148,597,238**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
CP	Commercial Paper	**LOR**	Limited Obligation Revenue
EDR	Economic Development Revenue	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance
FHLB	Federal Home Loan Bank		Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**MFMR**	Multi-Family Mortgage Revenue
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	90.4
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A c	5.5
Not Rated c		Not Rated c		Not Rated c	4.1
					100%

Notes to Statement of Investments

* Based on total investments.

a Securities payable on demand. Variable interest rate - subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to
  be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Balanced Fund
Statement of Investments (Unaudited)
January 31, 2005

Common Stock-64.7%	Shares		Value($)
Consumer Discretionary-6.6%			
Carnival	24,400		1,405,440
Comcast, Cl. A	29,537	a	950,796
Disney (Walt)	45,200		1,294,076
Federated Department Stores	15,500		880,400
Hilton Hotels	84,000		1,869,000
International Game Technology	16,300		510,190
Lamar Advertising	20,200	a	868,196
PetSmart	18,300		553,209
Staples	41,000		1,342,340
Target	21,900		1,111,863
Time Warner	65,100	a	1,171,800
Univision Communications, Cl. A	21,300	a	581,703
Viacom, Cl. B	36,800		1,374,112
			13,913,125
Consumer Staples-5.0%			
Altria Group	36,800		2,348,944
General Mills	9,200		487,508
PepsiCo	53,500		2,872,950
Procter & Gamble	34,600		1,841,758
Wal-Mart Stores	56,700		2,971,080
			10,522,240
Energy-5.8%			
Anadarko Petroleum	20,800		1,377,168
BP, ADR	13,000		775,060
ChevronTexaco	54,200		2,948,480
ConocoPhillips	8,200		760,878
Exxon Mobil	122,200		6,305,520
			12,167,106
Financial-13.0%			
American International Group	39,400		2,611,826
Axis Capital Holdings	17,000		465,120
Bank of America	95,000		4,405,150
Bank of New York	38,300		1,137,893
Capital One Financial	11,700		915,876
Citigroup	86,300		4,233,015
Countrywide Financial	59,698		2,208,826
Federal National Mortgage Association	26,700		1,724,286
Fidelity National Financial	20,400		893,928
Fifth Third Bancorp	14,400		669,168
Goldman Sachs Group	15,500		1,671,675
J.P. Morgan Chase & Co.	50,280		1,876,952
Merrill Lynch	27,800		1,669,946
Morgan Stanley	28,900		1,617,244

Willis Group Holdings	35,700		1,380,876
			27,481,781
Health Care-9.7%			
Bard (C.R.)	8,000		542,400
Bristol-Myers Squibb	49,800		1,167,312
Fisher Scientific International	24,200	a	1,528,230
Genzyme	19,500	a	1,135,095
Gilead Sciences	20,500	a	678,550
Hospira	26,730	a	772,230
Johnson & Johnson	41,100		2,659,170
Lilly (Eli) & Co.	15,300		829,872
Medtronic	15,500		813,595
Novartis, ADR	68,900		3,298,932
PacifiCare Health Systems	18,300	a	1,125,999
Pfizer	21,500		519,440
Schering-Plough	141,000		2,616,960
St. Jude Medical	35,200	a	1,382,656
Thermo Electron	46,300	a	1,386,222
			20,456,663
Industrial-7.8%			
AMR	39,800	a	342,280
Caterpillar	16,600		1,479,060
Danaher	16,600		911,008
Eaton	30,700		2,087,293
Emerson Electric	30,200		2,030,648
General Electric	153,900		5,560,407
3M	11,500		970,140
Tyco International	28,100		1,015,534
United Parcel Service, Cl. B	16,900		1,262,092
United Technologies	8,100		815,508
			16,473,970
Information Technology-11.3%			
Accenture	29,300	a	763,265
Altera	19,400	a	372,480
Amdocs	31,000	a	922,250
Cisco Systems	86,200	a	1,555,048
Computer Sciences	9,500	a	489,440
Dell	57,800	a	2,413,728
EMC	77,700	a	1,017,870
First Data	16,500		672,210
Intel	82,000		1,840,900
International Business Machines	36,900		3,447,198
Microsoft	135,900		3,571,452
Motorola	111,300		1,751,862
National Semiconductor	41,300		699,209
Oracle	128,400	a	1,768,068
QUALCOMM	21,600		804,384
Texas Instruments	23,200		538,472
VeriSign	42,400	a	1,095,616

		23,723,452

Materials-1.8%

Air Products & Chemicals	19,800	1,166,418
du Pont (EI) de Nemours	46,800	2,225,808
Sigma-Aldrich	7,300	458,805
		3,851,031

Telecommunication Services-1.6%

SBC Communications	79,700	1,893,672
Verizon Communications	43,000	1,530,370
		3,424,042

Utilities-2.1%

Consolidated Edison	16,600	728,242
Dominion Resources	11,300	783,994
Exelon	18,600	823,050
FPL Group	9,800	751,072
KeySpan	12,300	485,481
Southern	24,500	827,365
		4,399,204

Total Common Stocks
 (cost $111,861,721)   **136,412,614**

Bonds & Notes-27.6%	Principal Amount($)	Value($)
Airlines-.0%		
Continental Airlines,		
Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 9/15/2017	63,437	**61,098**
Asset - Backed Certificates-1.2%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 7/15/2014	1,228,300	1,369,545
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 8/25/2035	1,081,000	1,080,822
		2,450,367
Auto Manufactering-.1%		
General Motors,		
Sr. Debs, 8.375%, 7/15/2033	269,000 b	**271,612**
Commercial Mortgage Pass - Through Certificates-.8%		
CS First Boston Mortgage Securities,		
Ser. 1998-C1, Cl. A1A, 6.26%, 5/17/2040	272,009	275,622
Salomon Brothers Mortgage Securities VII,		
Ser. 2002-KEY2, Cl. A1, 3.222%, 3/18/2036	1,338,877	1,331,390
		1,607,012
Computers-.1%		
International Business Machines,		

Sr. Notes, 4.75%, 11/29/2012	210,000		**215,456**

Diversified Financial Services-1.0%
Ford Motor Credit,

Notes, 2.07%, 3/13/2007	159,000	c	156,086
Notes, 2.79%, 9/28/2007	405,000	c	400,931

General Motors Acceptance Corporation,

Notes, 6.75%, 12/1/2014	458,000	b	449,833

Goldman Sachs,

Notes, 3.875%, 1/15/2009	640,000		637,683

Morgan Stanley,

Sub. Notes, 4.75%, 4/01/2014	575,000		567,071
			2,211,604

Electric-.3%
Public Service Company of Colorado,

First Collateral Trust Bonds, Ser. 12, 4.875%, 3/1/2013	541,000		**553,526**

Food & Beverages-.3%
Miller Brewing,

Notes, 4.25%, 8/15/2008	400,000	d	402,454

Pepsi Bottling,

Sr. Notes, Ser. B, 7%, 3/1/2029	235,000		292,887
			695,341

Forest Products And Paper-.1%
International Paper,

Notes, 5.85%, 10/30/2012	150,000		**162,045**

Residential Mortgage Pass- Through Certificates-1.8%
First Horizon Alternative Mortgage Securities I,

Ser. 2004-FA1, Cl. A1, 6.25%, 10/25/2034	2,069,157		2,138,729

Residential Asset Mortgage Products

Ser. 2003-RS8, Cl. A4, 4.223%, 9/25/2028	1,600,000		1,609,257
			3,747,986

Restaurants-.4%
Tricon Global,

Sr. Notes, 8.875%, 4/15/2011	660,000		**812,182**

Telecommunications-.8%
Knight-Ridder,

Notes, 4.625%, 11/1/2014	669,000		662,238

Sprint Capital,

Gtd. Sr. Notes, 6.125%, 11/15/2008	476,000		507,863

Verizon Florida,

Debs., 6.125%, 1/15/2013	411,000	b	438,820

Verizon Wireless Capital,

Notes, 5.375%, 12/15/2006	115,000		118,633

		1,727,554

U.S. Government-5.8%

U.S. Treasury Bonds:		
5.375%, 2/15/2031	2,977,000	3,331,084
U.S. Treasury Notes:		
1.625%, 2/28/2006	176,000	173,505
1.5%, 3/31/2006	84,000	82,579
3.5%, 12/15/2009	862,000	855,031
U.S Treasury Inflation Protection Securities:		
4.15%, 4/15/2028	4,675,144	6,153,762
3.5625%, 4/15/2032	1,195,480	1,585,909
		12,181,870

U.S. Government Agencies/Mortgage-Backed-14.9%

Federal Home Loan Mortgage Corp.:		
Mortgage Backed:		
5.5%, 7/1/2034-9/1/2034	114,669	127,003
REMIC, Gtd. Multiclass Mortgage Participation Certificates.:		
Ser. 2612, Cl. LJ, 4%, 7/15/2022	303,281	303,689
Ser. 2693, Cl. MH, 4%, 9/15/2027	2,000,000	1,963,499
Federal National Mortgage Association:		
Mortgage Backed:		
5.5%, 8/1/2034- 9/1/2034	3,893,370	3,970,293
6%, 8/1/2032-09/1/2034	1,792,822	1,852,353
Government National Mortgage Association I:		
Mortgage Backed:		
5.5%, 4/15/2033-9/15/2034	5,314,293	5,463,183
6%, 5/15/2028-12/15/2033	17,102,880	17,785,359
		31,465,379

Total Bonds and Notes
 (cost $57,741,155) **58,163,032**

Other Investments-5.8%	Shares	Value($)
Registered Investment Companies:		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $12,273,000)	12,273,000 e	**12,273,000**

Investment Of Cash Collateral for Securities Loaned-.5%	Shares	Value($)
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Money Market Fund		
(cost $1,187,640)	1,187,640 e	**1,187,640**

Total Investments(cost $183,063,516)	98.6%	**208,036,286**
Cash and Receivables (Net)	1.4%	**2,894,433**
Net Assets	100.0%	**210,930,719**

a Non-income producing.

b All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's securities on loan is
   $1,160,264 and the total market value of the collateral held by fund is $1,187,640.

c Variable rate security- interest rate subject to periodic change.

d Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be sold in transactions
 exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the
  Board of Trustees. At January 31, 2005 these securities amounted to $402,454 or .19% of the net assets.

e Investments in affiliated money market mutual funds.

f Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the
  annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Large Company Stock Fund

STATEMENT OF INVESTMENTS
January 31, 2005 (Unaudited)

Common Stock-99.4%	Shares		Value($)
Consumer Discretionary-11.9%			
Carnival	17,280		995,328
Coach	16,760	a	940,236
Comcast, Cl. A	26,090	a	839,837
Home Depot	7,000		288,820
Marriott International, Cl. A	15,390		972,340
McDonald's	32,280		1,045,549
Nordstrom	5,100		246,075
Omnicom Group	5,800		492,362
PETCO Animal Supplies	13,600	a	516,392
Staples	30,680		1,004,463
Target	20,730		1,052,462
Time Warner	59,240	a	1,066,320
Viacom, Cl. B	24,630		919,684
Walt Disney	50,570		1,447,819
			11,827,687
Consumer Staples-11.0%			
Altria Group	9,560		610,215
Archer-Daniels-Midland	40,960		991,232
Brown-Forman, Cl. B	11,020		531,495
Costco Wholesale	5,000		236,350
Estee Lauder, Cl. A	15,590		703,733
Gillette	22,660		1,149,315
Kellogg	11,230		501,307
Kimberly-Clark	10,070		659,686
Procter & Gamble	33,240		1,769,365
Reynolds American	12,790		1,028,572
Wal-Mart Stores	31,160		1,632,784
Walgreen	24,650		1,050,337
			10,864,391

Energy Related-8.4%

Anadarko Petroleum	8,390		555,502
ChevronTexaco	18,230		991,712
ConocoPhillips	17,450		1,619,186
Devon Energy	19,780		804,453
Exxon Mobil	59,190		3,054,204
Transocean	12,450	a	547,800
Weatherford International	14,120	a	766,292
			8,339,149

FInancials-20.2%

American Express	22,950		1,224,383
American International Group	30,537		2,024,298
Bank of America	61,330		2,843,872
CIT Group	23,210		936,988
Chubb	16,870		1,256,478
Citigroup	72,410		3,551,711
Franklin Resources	21,770		1,477,312
Freddie Mac	7,080		462,253
Goldman Sachs Group	18,810		2,028,659
Lehman Brothers Holdings	10,200		930,138
Merrill Lynch	8,490		509,994
Radian Group	15,680		751,699
Wachovia	36,290		1,990,507
			19,988,292

Health Care-13.0%

Aetna	5,600		711,480
Boston Scientific	19,390	a	641,033
Charles River Laboratories International	10,830	a	513,125
Fisher Scientific International	13,530	a	854,420
Genzyme	6,370	a	370,798
GlaxoSmithKline, ADR	16,350	b	728,720
Hospira	22,170	a	640,491
Johnson & Johnson	27,010		1,747,547
Laboratory Corporation of America Holdings	8,190	a	391,892
Medco Health Solutions	5,800	a	246,906
Pfizer	44,203		1,067,944
Sanofi-Aventis, ADR	19,440		723,557
Triad Hospitals	8,500	a	345,865
Waters	12,960	a	636,077
WellPoint	9,000	a	1,093,500
Wyeth	34,370		1,362,083
Zimmer Holdings	10,660	a	840,541
			12,915,979

Industrials-12.0%

Burlington Northern Santa Fe	11,850		570,933
Danaher	13,410		735,941
Deere & Co.	9,780		679,025
Eaton	11,740		798,203
FedEx	5,860		560,509
General Dynamics	7,050		727,913
General Electric	80,600		2,912,078
Manpower	16,790		816,834
Norfolk Southern	15,640		546,149
PACCAR	10,540		744,756
Textron	8,200		590,236
Tyco International	31,940		1,154,312
United Technologies	10,510		1,058,147
			11,895,036

Materials-3.0%

Air Products & Chemicals	11,550		680,411
Alcoa	33,190		979,437
Dow Chemical	11,300		561,610
E. I. du Pont de Nemours	8,790		418,052
PPG Industries	4,500		309,510
			2,949,020

Technology-14.7%

Alliance Data Systems	10,900	[a]	473,278
Altera	28,240	[a]	542,208
Autodesk	13,510		396,789
Cisco Systems	131,250	[a]	2,367,750
Cognizant Technology Solutions, Cl. A	14,350	[a]	543,865
EMC	63,860	[a]	836,566
Intel	70,260		1,577,337
International Business Machines	25,430		2,375,671
Lucent Technologies (warrants)	1,196	[a]	1,393
Microsoft	112,060		2,944,937
Motorola	53,200		837,368
QUALCOMM	10,470		389,903
Texas Instruments	32,110		745,273
VeriSign	20,890	[a]	539,798
			14,572,136

Telecommunication Services-1.9%

SBC Communications	19,550	464,508
Verizon Communications	39,550	1,407,585
		1,872,093

Utilities-3.3%

Constellation Energy Group	12,840		642,000
Exelon	21,020		930,135
PG&E	34,570	a	1,209,950
Sempra Energy	14,570		542,295
			3,324,380

Total Common Stock
  (cost $83,116,103)   **98,548,163**

	Principal	
Short-Term Investments-.9%	Amount($)	Value($)
U.S. Treasury Bills;		
2.02%, 3/10/2005	850,000	**848,139**
(cost $848,233)		

	Shares	Value($)
Investment of Cash Collateral		
for Securities Loaned-.3%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $285,200)	285,200 c	**285,200**

Total Investments (cost $84,249,536)	100.6%	**99,681,502**
Liabilities, Less Cash and Receivables	(.6%)	**(556,533)**
Net Assets	100%	**99,124,969**

a Non-income producing.
b A portion of this security is on loan. At January 31, 2005, the total market value of the portfolio's security
   on loan is $276,334 and the total market value of the collateral held by the portfolio is $285,200.
c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previosly filed with the Securities and Exchange Commission on
Form N-CSR.

See notes to financial statements.

DREYFUS PREMIER LIMITED TERM INCOME FUND

Statement of Investments
January 31, 2005 (Unaudited)

Bonds and Notes	103.8%	Principal Amount ($)	Value ($)
Aerospace & Defense	.4%		
Raytheon,			
Sr. Notes, 5.375%, 2013		230,000	**241,066**
Asset-Backed Ctfs./Auto Loans	5.1%		
Ford Credit Auto Owner Trust,			
Ser. 2004-A, Cl. C, 4.19%, 2009		100,000	100,355
Honda Auto Receivables Owner Trust,			
Ser. 2003-2, Cl. A3, 1.69%, 2007		97,859	97,227
Hyundai Auto Receivables Trust,			
Ser. 2004-A, Cl. B, 3.46%, 2011		80,000	79,270
National City Auto Receivables Trust,			
Ser. 2004-A, Cl. A3, 2.11%, 2008		140,000	138,175
Nissan Auto Receivables Owner Trust:			
Ser. 2003-C, Cl. A4, 2.7%, 2007		350,000	346,910
Ser. 2004-A, Cl. A3, 2.01%, 2007		170,000	167,595
Ser. 2004-C, Cl. A3, 2.85%, 2007		60,000	59,489
USAA Auto Owner Trust:			
Ser. 2004-1, Cl. A3, 2.06%, 2008		700,000	690,496
Ser. 2004-2, Cl. A4, 3.58%, 2011		255,000	254,461
Ser. 2004-3, Cl. A1, 2.3365%, 2005		252,436	252,158
Volkswagen Auto Loan Enhanced Trust,			
Ser. 2003-1, Cl. A3, 1.49%, 2007		200,000	198,236
WFS Financial Owner Trust:			
Ser. 2004-3, Cl. B, 3.51%, 2012		160,000	159,152
Ser. 2004-4, Cl. C, 3.21%, 2012		235,000	232,063
Whole Auto Loan Trust,			
Ser. 2003-1, Cl. A4, 2.58%, 2010		180,000	177,215
			2,952,802
Asset-Backed Ctfs./Credit Cards	.8%		
Bank One Issuance Trust,			
Ser. 2004-A1, Cl. A1, 3.45%, 2011		240,000	235,739
Capital One Multi-Asset Execution Trust,			
Ser. 2004-C1, Cl. C1, 3.4%, 2009		250,000	247,780
			483,519
Asset-Backed Ctfs./Home Equity	7.4%		
Ameriquest Mortgage Securities:			
Ser. 2003-8, Cl. AF3, 4.37%, 2033		65,000	65,231
Ser. 2005-R1, Cl. A3A, 2.71%, 2035		405,000 a	405,000
CS First Boston Mortgage Securities,			
Ser. 2005-FIX1, Cl. A5, 4.9%, 2035		290,000	289,820
Centex Home Equity,			
Ser. 2004-A, Cl. AF2, 2.67%, 2021		200,000	199,385
Chec Loan Trust,			
Ser. 2004-2, Cl. A1, 2.7%, 2025		155,855 a	155,855
Countrywide Asset-Backed Certificates:			
Ser. 2004-12, Cl. AF6, 4.634%, 2035		125,000	124,883
Ser. 2004-14, Cl. A1, 2.67%, 2036		269,029 a	269,071
Merrill Lynch Mortgage Investors:			
Ser. 2005-NC1, Cl. A2A, 2.69%, 2035		460,000 a	460,000
Ser. 2005-WMC1, Cl. A2A, 2.65%, 2035		580,000 a	580,000
Residential Asset Mortgage Products:			
Ser. 2004-RS8, Cl. AI2, 3.81%, 2026		120,000	120,094
Ser. 2004-RS9, Cl. AI2, 3.675%, 2026		90,000	89,039
Ser. 2004-RS12, Cl. AII1, 2.66%, 2027		274,755 a	274,733
Residential Asset Securities:			
Ser. 2002-KS4, Cl. AIIB, 2.78%, 2032		598,397 a	599,482

Ser. 2004-KS10, Cl. AI1, 2.7%, 2013		165,749 a	165,749
Specialty Underwriting & Residential Finance,			
Ser. 2004-BC4, Cl. A2A, 2.68%, 2035		440,000	440,120
			4,238,462
Asset-Backed Ctfs./Utilities	.0%		
Detroit Edison Securitization Funding,			
Ser. 2001-1, Cl. A2, 5.51%, 2007		27,815	**27,883**
Automotive	1.3%		
DaimlerChrysler,			
Notes, 7.3%, 2012		110,000	125,395
ERAC USA Finance,			
Notes, 6.7%, 2034		160,000 b	179,883
Ford Motor,			
Global Landmark Securities, 7.45%, 2031		55,000 c	55,028
Ford Motor Credit,			
Global Landmark Securities, 7.25%, 2011		230,000	245,073
GMAC,			
Bonds, 8%, 2031		100,000	101,479
General Motors,			
Debs., 8.375%, 2033		55,000 c	55,534
			762,392
Banking	5.7%		
Bank of America,			
Sub. Notes, 4.75%, 2013		220,000 c	222,491
Citigroup			
Sub. Notes, 5%, 2014		295,000	300,071
Glencore Funding,			
Notes, 6%, 2014		180,000 b	175,163
J.P. Morgan Chase & Co.,			
Sub. Notes, 5.125%, 2014		220,000	224,538
Jefferies,			
Sr. Notes, 7.75%, 2012		250,000	288,728
MBNA America Bank,			
Sub. Notes, 6.625%, 2012		300,000	332,558
Northern Rock,			
Notes, 5.6%, 2049		350,000 b	364,364
Rabobank Capital Funding Trust III,			
Non-Cumulative Preferred Security,			
5.254%, 2049		290,000 a,b	291,132
Royal Bank of Scotland,			
Sub. Notes, 6.4%, 2009		150,000	162,518
SouthTrust,			
Sub. Notes, 5.8%, 2014		100,000	106,768
Wachovia,			
Sub. Notes, 5.25%, 2014		75,000	77,636
Washington Mutual,			
Sub. Notes, 4.625%, 2014		315,000	306,496
Wells Fargo & Co.,			
Notes, 5.375%, 2035		165,000	164,805
Westpac Capital Trust IV,			
Notes, 5.256%, 2049		170,000 a,b	170,572
Zions Bancorp,			
Sub. Notes, 6%, 2015		100,000	107,480
			3,295,320
Broadcasting & Media	.8%		
Clear Channel Communications,			
Notes, 4.5%, 2010		200,000 c	196,594
Comcast Cable Communications,			
Sr. Notes, 6.75%, 2011		250,000	280,103
			476,697
Commercial Mortgage Pass-Through Ctfs.	7.2%		
Bear Stearns Commercial Mortgage Securities:			
Ser. 1999-WF2, Cl. A1, 6.8%, 2031		106,912	111,243

Ser. 2003-T12, Cl. A4, 4.68%, 2039		200,000	201,208
Ser. 2004-PWR5, Cl. A3, 4.565%, 2042		110,000	110,960
CS First Boston Mortgage Securities,			
Ser. 2001-CF2, Cl. A4, 6.505%, 2034		200,000	221,422
Capco America Securitization,			
Ser. 1998-D7, Cl. A1B, 6.26%, 2030		700,000	751,732
DLJ Commercial Mortgage:			
Ser. 1998-CF2, Cl. A1B, 6.24%, 2031		270,000	289,757
Ser. 1999-CG1, Cl. A1B, 6.46%, 2032		370,000	399,929
First Union-Lehman Brothers-Bank of America,			
Ser. 1998-C2, Cl. A2, 6.56%, 2035		300,000	321,224
J.P. Morgan Commercial Mortgage Finance,			
Ser. 2000-C10, Cl. A2, 7.371%, 2032		290,000	328,361
LB Commercial Conduit Mortgage Trust,			
Ser. 1999-C1, Cl. B, 6.93%, 2031		150,000	166,036
Mach One Trust,			
Ser. 2004-1A, Cl. A1, 3.89%, 2040		210,736 b	209,035
Morgan Stanley Capital I,			
Ser. 1998-WF1, Cl. A2, 6.55%, 2030		536,486	570,002
Opteum Mortgage Acceptance,			
Ser. 2005-1, Cl. A2, 2.69%, 2035		435,000 a	435,000
			4,115,909
Commercial Services	.3%		
Aramark Services,			
Sr. Notes, 6.375%, 2008		135,000	**143,733**
Drugs & Pharmaceuticals	.2%		
Wyeth,			
Notes, 5.5%, 2014		125,000	**130,449**
Entertainment/Media	.5%		
Carnival,			
Sr. Notes, 3.75%, 2007		100,000	99,587
News America,			
Debs., 8.875%, 2023		150,000	199,746
			299,333
Financial Services	4.4%		
Amvescap,			
Notes, 5.375%, 2014		150,000 b	150,877
Boeing Capital,			
Sr. Notes, 5.75%, 2007		175,000	181,879
Countrywide Home Loan,			
Notes, 4.125%, 2009		175,000	173,894
Deluxe,			
Notes, Ser. B, 3.5%, 2007		85,000	83,636
General Electric Capital,			
Notes, Ser. A, 6.125%, 2011		325,000	356,055
Goldman Sachs,			
Sr. Notes, 6.125%, 2033		325,000	349,203
HSBC Finance,			
Notes, 6.75%, 2011		265,000	297,781
International Lease Finance,			
Notes, 4.75%, 2012		145,000	145,794
Lehman Brothers,			
Notes, Ser. F, 7.5%, 2006		200,000	212,311
Merrill Lynch & Co.,			
Notes, Ser. C, 5%, 2015		140,000	140,705
Morgan Stanley,			
Sub. Notes, 4.75%, 2014		250,000 c	246,552
Pearson Dollar Finance,			
Notes, 4.7%, 2009		200,000 b	203,347
			2,542,034
Food & Beverages	1.1%		
H.J. Heinz,			

Bonds, 6.189%, 2005		290,000 a,b	296,218
Kroger,			
Sr. Notes, 6.2%, 2012		200,000	219,478
Safeway,			
Debs., 7.25%, 2031		100,000 c	116,867
			632,563
Foreign	.9%		
Russian Federation,			
Unsub. Notes, 12.75%, 2028		130,000	218,969
United Mexican States,			
Notes, Ser. A, 6.75%, 2034		305,000	311,862
			530,831
Industrial	.9%		
John Deere Capital,			
Notes, 7%, 2012		60,000	69,425
Oakmont Asset Trust,			
Notes, 4.514%, 2008		155,000 b	156,076
R.R. Donnelley & Sons,			
Notes, 4.95%, 2014		125,000	125,403
Waste Management,			
Sr. Notes, 7%, 2028		125,000	144,532
			495,436
Insurance	1.3%		
ACE Capital Trust II,			
Capital Securities, 9.7%, 2030		80,000	107,591
Cincinnati Financial,			
Notes, 6.125%, 2034		85,000 b	89,320
Nationwide Mutual Insurance,			
Notes, 8.25%, 2031		190,000 b	243,129
Pacific Life,			
Bonds, 6.6%, 2033		220,000 b	251,483
Prudential Financial,			
Sr. Notes, 4.104%, 2006		45,000	45,401
			736,924
Oil & Gas	.5%		
Apache,			
Sr. Notes, 6.25%, 2012		100,000 c	111,932
ConocoPhillips,			
Debs., 6.65%, 2018		150,000	174,420
			286,352
Paper Products	.2%		
Westvaco,			
Debs, 7.95%, 2031		70,000	**89,802**
Pipelines	.5%		
Buckeye Partners,			
Notes, 5.3%, 2014		145,000	149,142
Enbridge Energy Partners,			
Sr. Notes, 6.3%, 2034		130,000	139,863
			289,005
Real Estate Investment Trusts	2.6%		
Archstone-Smith Operating Trust,			
Notes, 5.625%, 2014		80,000	83,982
Arden Realty,			
Notes, 5.2%, 2011		140,000	141,929
Boston Properties,			
Sr. Notes, 6.25%, 2013		140,000	153,338
Duke Realty,			
Sr. Notes, 5.25%, 2010		300,000	311,008
EOP Operating,			

Bonds, 7.875%, 2031		250,000	312,341
ERP Operating,			
Notes, 5.25%, 2014		60,000	61,358
Healthcare Realty Trust,			
Sr. Notes, 5.125%, 2014		200,000	198,140
Mack-Cali Realty,			
Notes, 5.125%, 2015		70,000	70,397
Simon Property,			
Notes, 5.625%, 2014		135,000	140,939
			1,473,432
Residential Mortgage Pass-Through Ctfs.	2.0%		
Bank of America Mortgage Securities,			
Ser. 2004-F, Cl. 2A7, 4.17%, 2034		365,345 a	363,073
Nomura Asset Acceptance,			
Ser. 2005-AP1, Cl. 2A5, 4.855%, 2035		285,000	284,993
Washington Mutual:			
Ser. 2003-AR10, Cl. A6, 4.08%, 2033		125,000 a	124,933
Ser. 2004-AR7, Cl. A6, 3.95%, 2034		150,000 a	148,677
Ser. 2004-AR9, Cl. A7, 4.23%, 2034		195,000 a	195,118
			1,116,794
Retail	.1%		
CVS,			
Notes, 4%, 2009		60,000 c	**59,611**
State Government	.1%		
State of Illinois,			
Bonds, 5.1%, 2033		60,000	**59,663**
Telecommunications	4.8%		
Deutsche Telekom International Finance,			
Notes, 8.5%, 2010		150,000 a	178,226
France Telecom,			
Notes, 8.5%, 2011		90,000 a	107,531
SBC Communications:			
Bonds, 6.45%, 2034		395,000	430,736
Notes, 5.625%, 2016		85,000	88,220
Sprint Capital,			
Notes, 8.75%, 2032		325,000	441,520
Verizon Global Funding,			
Notes, 7.75%, 2030		245,000	310,714
Verizon Wireless Capital:			
Notes, 2.415%, 2005		1,000,000 a,b	999,904
Notes, 5.375%, 2006		170,000	175,371
			2,732,222
Tobacco	.5%		
Altria,			
Notes, 7%, 2013		275,000	**301,118**
Transportation	.1%		
FedEx,			
Notes, 3.5%, 2009		70,000	**68,392**
U.S. Government	13.0%		
U.S. Treasury Bonds,			
6.25%, 5/15/2030		1,235,000	1,525,892
U.S. Treasury Inflation Protected Securities,			
3%, 7/15/2012		1,056,959 d	1,175,145
U.S. Treasury Notes:			
1.875%, 1/31/2006		530,000 c	524,535
2.5%, 5/31/2006		1,155,000 c	1,146,654
3.875%, 5/15/2009		1,160,000 c	1,172,869
4.25%, 8/15/2013		1,888,000 c	1,911,749
			7,456,844

U.S. Government Agencies	1.2%		
Federal Farm Credit Bank,			
Bonds, 2.375%, 10/2/2006		400,000	393,592
Federal Home Loan Mortgage Corp.,			
Notes, 5.125%, 7/15/2012		300,000	315,897
			709,489
U.S. Government Agencies/Mortgage-Backed	37.0%		
Federal Home Loan Mortgage Corp.:			
4%, 10/1/2009		97,171	97,262
4.5%, 10/1/2009		165,053	166,291
5%, 6/1/2033		443,463	444,017
6%, 6/1/2012-2/1/2014		61,031	63,910
6.5%, 3/1/2011-9/1/2029		116,612	122,564
7%, 3/1/2012		36,357	38,459
7.5%, 12/1/2025-1/1/2031		75,588	81,355
8%, 10/1/2019-10/1/2030		40,997	44,331
8.5%, 7/1/2030		3,791	4,130
9%, 8/1/2030		4,883	5,390
Federal National Mortgage Association:			
4%, 5/1/2010		283,464	282,135
4.5%, 6/1/2010-8/1/2018		1,035,402	1,036,959
5%		775,000 e	773,303
5%, 7/1/2011-9/1/2033		1,155,748	1,160,857
5.5%		5,850,000 e	5,989,327
5.5%, 12/1/2024-1/1/2034		1,802,147	1,841,720
6%,		4,095,000 e	4,240,357
6%, 9/1/2013-5/1/2033		873,124	905,975
6.5%,		100,000 e	104,656
7%, 7/1/2015-5/1/2031		75,270	79,751
7.5%, 3/1/2012-3/1/2031		90,533	96,543
8%, 5/1/2013-3/1/2031		45,717	49,376
Grantor Trust,			
Ser. 2001-T11, Cl. B, 5.503%, 9/25/2011		210,000	224,243
Government National Mortgage Association I:			
6%, 1/15/2029		72,894	75,924
6.5%, 9/15/2008-6/15/2029		130,260	137,386
7%, 8/15/2025-9/15/2031		131,467	139,912
7.5%, 12/15/2026-1/15/2031		36,961	39,719
8%, 1/15/2030-10/15/2030		38,776	42,109
8.5%, 4/15/2025-9/15/2030		15,794	17,275
9%, 10/15/2027		40,047	44,689
9.5%, 2/15/2025		12,292	13,859
Ser. 2003-64, Cl. A, 3.089%, 4/16/2024		215,932	214,205
Ser. 2004-9, Cl. A, 3.36%, 8/16/2022		259,110	254,004
Ser. 2004-23, Cl. B, 2.946%, 3/16/2019		250,000	242,291
Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023		350,000	343,242
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019		293,548	285,463
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018		367,057	368,327
Ser. 2004-57, Cl. A, 3.022%, 1/16/2019		181,382	177,472
Ser. 2004-67, Cl. A, 3.648%, 9/16/2017		294,815	292,699
Ser. 2004-77, Cl. A, 3.402%, 3/16/2020		272,236	267,885
Ser. 2004-97, Cl. AB, 3.084%, 4/16/2022		259,240	252,364
Ser. 2005-09, Cl. A, 4.026%, 5/16/2022		125,000	124,810
Ser. 2005-12, Cl. A, 4.044%, 5/16/2021		100,000	100,000
			21,286,546
Utilities/Gas & Electric	2.9%		
Alabama Power,			
Sr. Notes, Ser. X, 3.125%, 2008		140,000	136,922
Arizona Public Service,			
Sr. Notes, 6.5%, 2012		55,000 c	61,464
Consolidated Edison Company of New York,			
Debs., Ser. 2002-B, 4.875%, 2013		200,000	204,194
Dominion Resources,			
Notes, Ser. A, 3.66%, 2006		40,000	39,947
Duke Energy,			

Sr. Notes, 5.625%, 2012		50,000	52,965
Niagara Mohawk Power,			
First Mortgage Bonds, 7.75%, 2006		300,000	315,840
Ohio Power,			
Sr. Notes, Ser. G, 6.6%, 2033		20,000	23,176
Pacific Gas & Electric,			
First Mortgage Bonds, 6.05%, 2034		100,000	107,869
Peco Energy,			
First Mortgage Bonds, 3.5%, 2008		135,000	133,806
Pepco,			
Notes, 5.5%, 2007		285,000	295,797
Southern California Edison,			
First Mortgage Bonds, 5%, 2014		70,000	71,626
Virginia Electric & Power,			
Sr. Notes, Ser. A, 4.75%, 2013		215,000	216,729
			1,660,335
Total Bonds and Notes			
(cost $ 59,157,807)			**59,694,958**
Short-Term Investments	**17.5%**		
Agency Discount Notes	**14.5%**		
Federal National Mortgage Association:			
2.26%, 2/10/2005		3,985,000	3,982,748
2.25%, 2/15/2005		1,685,000	1,683,513
2.5%, 2/15/2005		2,655,000	2,652,646
			8,318,907
U.S. Treasury Bills:	**3.0%**		
2%, 2/24/2005		425,000	424,460
1.87%, 3/17/2005		1,040,000	1,037,254
2.21%, 3/31/2005		250,000	249,073
			1,710,787
Total Short-Term Investments			
(cost $ 10,029,995)			**10,029,694**
Investment of Cash Collateral for Securities Loaned	**8.8%**	Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $ 5,076,686)		5,076,686 f	**5,076,686**
Total Investments (cost $74,264,488)		**130.1%**	**74,801,338**
Liabilities, Less Cash and Receivables		**-30.1%**	**(17,307,857)**
Net Assets		**100.0%**	**57,493,481**

a Variable rate security-interest rate subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At January 31, 2005, these securities amounted to $ 3,780,503 or 6.6% of net assets.
c All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's securities on loan is $ 4,925,337 and the total market value of the collateral held by the fund is $ 5,076,686.
d Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
e Purchased on a forward commitment basis.
f Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Midcap Stock Fund

STATEMENT OF INVESTMENTS
January 31, 2005 (Unaudited)

Common Stocks--100.1%	Shares		Value ($)
Consumer Cyclical--15.3%			
Abercrombie & Fitch, Cl. A	36,300		1,819,356
Aeropostale	43,100	a	1,197,749
Applebee's International	58,300		1,624,238
Autoliv	26,200		1,235,330
Bandag	27,500		1,331,000
Barnes & Noble	40,000	a	1,308,000
CDW	47,000		2,749,500
CEC Entertainment	32,400	a	1,268,136
Claire's Stores	64,750		1,335,792
Coach	23,450	a	1,315,545
Foot Locker	37,500		1,009,500
GTECH Holdings	83,700		1,956,906
Gentex	40,300	b	1,363,349
HNI	23,600		952,260
Harman International Industries	20,500		2,493,825
Harrah's Entertainment	25,650		1,622,106
Lear	16,350		882,900
Michaels Stores	61,600		1,894,200
NBTY	25,900	a	709,142
Pacific Sunwear of California	43,700	a	1,070,213
Polaris Industries	19,350		1,306,125
Tuesday Morning	40,200	a	1,154,946
V.F.	28,600		1,520,090
Whole Foods Market	30,500		2,727,310
			35,847,518
Consumer Staples--3.0%			
Estee Lauder Cos., Cl. A	24,900		1,123,986
Fresh Del Monte Produce	44,150	b	1,409,709
SUPERVALU	22,300		704,903
Sensient Technologies	42,350		963,463
Smithfield Foods	41,500	a	1,256,205
Tyson Foods, Cl. A	98,000		1,682,660
			7,140,926
Energy Related--9.5%			
Amerada Hess	7,950		688,868
Cal Dive International	38,100	a	1,664,970
Energen	25,250		1,480,660
Grant Prideco	55,300	a	1,083,880
Houston Exploration	28,200	a	1,528,722
Hydril	25,650	a	1,282,500
Newfield Exploration	23,950	a	1,465,740
Oceaneering International	29,900	a	1,139,489
Pogo Producing	34,500		1,467,285
Questar	56,250		2,857,500
Sunoco	16,150		1,412,963

Superior Energy Services	100,850	a	1,605,532
Tesoro	43,200	a	1,375,488
TETRA Technologies	33,000	a	920,700
Unit	29,800	a	1,088,892
Varco International	41,100	a	1,258,071
			22,321,260
Health Care--11.4%			
Apria Healthcare Group	48,325	a	1,585,060
Bausch & Lomb	17,100		1,246,419
Beckman Coulter	32,400		2,170,800
Bradley Pharmaceuticals	37,800	a,b	543,942
Cephalon	26,000	a	1,279,200
Charles River Laboratories International	28,900	a	1,369,282
Coventry Health Care	45,900	a	2,611,710
Diagnostic Products	23,350		1,185,480
Haemonetics	32,700	a	1,271,049
Health Net	62,450	a	1,816,671
Invacare	21,450		998,283
Millipore	28,050	a	1,221,016
PacifiCare Health Systems	43,800	a	2,695,014
PerkinElmer	43,000		988,570
Thermo Electron	52,100	a	1,559,874
United Therapeutics	15,000	a	640,050
Varian Medical Systems	65,850	a	2,484,520
WellChoice	20,500	a	1,091,215
			26,758,155
Interest Sensitive--17.9%			
Ameritrade Holding	92,400	a	1,194,732
Associated Banc-Corp	42,500		1,403,775
Astoria Financial	38,900		1,464,196
Bank of Hawaii	43,250		2,072,108
Bear Stearns Cos.	16,450		1,662,437
Catellus Development	42,400		1,137,168
CharterMac	29,800		699,704
Cincinnati Financial	32,750		1,444,930
Colonial BancGroup	81,700		1,648,706
Commerce Bancshares	31,285		1,503,870
Dime Bancorp (Warrants)	68,300	a	11,611
Doral Financial	33,300		1,440,225
Edwards (A.G.)	25,800		1,100,628
Everest Re Group	27,550		2,394,095
Fidelity National Financial	66,887		2,930,988
First American	56,800		2,100,464
General Growth Properties	31,100		988,047
Hibernia, Cl. A	61,900		1,629,208
Investors Financial Services	47,500		2,394,475
Jefferies Group	31,000		1,209,000
Lincoln National	33,600		1,550,304
New Century Financial	24,250	b	1,452,333
New York Community Bancorp	58,633		1,045,426
Northwest Bancorp	27,650		621,572
Phoenix Cos.	84,100		1,099,187
Providian Financial	115,200	a	1,921,536
Unitrin	30,700		1,314,881
Webster Financial	28,700		1,287,195
Weingarten Realty Investors	33,300		1,190,475
			41,913,276

Producer Goods & Services--16.2%

Albemarle	36,000		1,263,960
Baldor Electric	35,000		981,050
Bemis	53,300		1,545,700
Cabot	40,400		1,414,000
Cooper Industries, Cl. A	19,100		1,327,450
Crane	34,450		981,825
Energizer Holdings	37,200	a	2,105,892
Harsco	26,400		1,441,176
Hunt (J.B.) Transport Services	54,300		2,395,716
KB HOME	16,950		1,841,617
Lennar, Cl. A	55,250		3,119,968
Lubrizol	49,000		1,765,470
Lyondell Chemical	53,500		1,573,970
Nucor	23,600		1,325,376
Orbital Sciences	78,300	a	795,528
Overnite	33,100		1,022,128
Overseas Shipholding Group	32,200		1,797,082
Rockwell Automation	21,300		1,206,645
Ryland Group	36,500		2,367,755
Sherwin-Williams	23,650		1,021,680
Sigma-Aldrich	20,250		1,272,712
Stanley Works	32,800		1,559,968
Teledyne Technologies	32,600	a	980,282
Timken	52,200		1,344,672
W.W. Grainger	23,000		1,407,830
			37,859,452

Services--10.7%

Acxiom	68,700		1,585,596
Catalina Marketing	38,100		979,170
ChoicePoint	39,500	a	1,817,000
Cognizant Technology Solutions, Cl.A	41,000	a	1,553,900
Cox Radio, Cl. A	51,950	a	818,732
Equifax	39,300		1,112,190
FactSet Research Systems	35,300		1,885,020
Gemstar-TV Guide International	166,200	a	917,424
Getty Images	25,800	a	1,798,260
Hewitt Associates, Cl. A	53,300	a	1,593,670
ITT Educational Services	30,150	a	1,480,968
Manpower	40,700		1,980,055
Media General, Cl. A	22,800		1,458,516
NAVTEQ	15,400	a	589,666
Republic Services	73,200		2,413,404
Washington Post, Cl. B	3,300		3,017,850
			25,001,421

Technology--11.5%

Activision	95,950	a	2,168,470
Altera	42,450	a	815,040
Amphenol, Cl. A	45,700	a	1,797,381
Autodesk	44,000		1,292,280
Cabot Microelectronics	39,400	a	1,198,942
CheckFree	36,600	a	1,427,400
Citrix Systems	50,750	a	1,088,588
Cree	31,900	a,b	766,557
Harris	40,900		2,649,093
Integrated Circuit Systems	62,850	a	1,194,150
Lam Research	78,600	a	2,103,336
McAfee	84,400	a	2,181,740
Microchip Technology	38,100		992,505
Plantronics	31,600		1,175,836
SanDisk	41,700	a	1,029,990
Storage Technology	65,450	a	2,061,020
Tech Data	36,900	a	1,550,907
Zebra Technologies, Cl. A	28,950	a	1,474,424
			26,967,659

Utilities--4.6%

Alliant Energy	71,050	1,953,875
CenturyTel	46,300	1,509,380
Great Plains Energy	57,500	1,742,825
OGE Energy	53,800	1,406,870
SCANA	55,450	2,165,323
WPS Resources	38,450	1,964,795
		10,743,068

Total Common Stocks
  (cost $190,395,125)   **234,552,735**

Investment of Cash Collateral

for Securities Loaned--2.0%	Shares	Value ($)

Registered Investment Company;
Dreyfus Institutional Cash Advantage Money Market Fund

(cost $4,599,750)	4,599,750	c	**4,599,750**
Total Investments (cost $194,994,875)	**102.1%**		**239,152,485**
Liabilities, Less Cash and Receivables	**(2.1%)**		**(4,735,544)**
Net Assets	**100.0%**		**234,416,941**

a Non-income producing.
b All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's
   securities on loan is $4,484,890 and the total market value of the collateral held by the fund is $4,599,750.
c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

See notes to financial statements.

PREMIER MIDCAP STOCK
Industry Breakdown
   1/31/2005

Industry	**Percentage**
Common Stock	
Interest Sensitive	17.9%
Consumer Cyclical	16.2%
Producer Goods & Services	15.3%
Technology	11.5%
Health Care	11.4%
Energy Related	10.7%
Services	9.5%
Short-Term Investments & Other	4.6%
Utilities	3.0%
Consumer Staples	2.0%
Total %	**102.1%**

Dreyfus Premier Small Cap Value Fund

STATEMENT OF INVESTMENTS
January 31, 2005 (Unaudited)

Common Stocks--96.8%

	Shares		Value ($)
Consumer Cyclical--11.3%			
Aeropostale	61,000	a	1,695,190
Arctic Cat	38,874		985,456
Aztar	32,800	a	1,057,144
Blue Nile	53,600	a,b	1,500,800
Bon-Ton Stores	40,500		637,065
Brown Shoe Co.	47,600		1,378,496
Charlotte Russe Holding	125,000	a	1,340,000
Claire's Stores	91,500	a	1,887,645
Group 1 Automotive	14,500	a	424,415
Helen Of Troy	28,500	a,b	910,860
K-Swiss	39,500		1,194,875
K2	88,700	a	1,247,122
Landry's Restaurants	75,000		2,115,000
Linens 'n Things	57,000	a	1,476,300
MSC Industrial Direct	41,800		1,447,116
Multimedia Games	80,000	a,b	704,800
NBTY	51,000	a	1,396,380
Oakley	89,500		1,148,285
Pacific Sunwear of California	58,000	a	1,420,420
Pep Boys - Manny, Moe & Jack	102,000		1,756,440
RARE Hospitality International	29,800	a	938,700
Ruby Tuesday	61,000		1,551,840
Russell	86,000		1,548,000
Sonic Automotive	30,000		700,800
Sports Authority	46,000	a	1,167,020
Stage Stores	28,300	a	1,118,699
Water Pik Technologies	65,000	a	1,235,000
			33,983,868
Consumer Staples--1.8%			
Chiquita Brands International	85,100		1,953,045
Flowers Foods	32,000		976,320
Lance	48,000		831,840
Pilgrim's Pride	48,000		1,678,080
			5,439,285
Energy Related--9.4%			
Atmos Energy	50,500		1,398,850
Cimarex Energy	23,200	a	841,000
Edge Petroleum	76,500	a	1,106,955
Energen	8,500		498,440
Forest Oil	58,700	a	1,977,603
Grant Prideco	70,000	a	1,372,000
Houston Exploration	45,600	a	2,471,976

Key Energy Services	71,000	a	881,110
Magnum Hunter Resources	76,500	a	1,140,615
National Fuel Gas	41,000		1,156,200
New Jersey Resources	39,000		1,710,150
Piedmont Natural Gas	76,000		1,765,480
Plains Exploration & Production	56,500	a	1,626,070
Pogo Producing	32,000		1,360,960
Remington Oil & Gas	34,100	a	997,425
Rowan Cos.	42,000	a	1,182,720
Southern Union	58,000	a	1,352,560
Superior Energy Services	59,500	a	947,240
Tesoro	46,000	a	1,464,640
Todco, Cl. A	42,000	a	861,840
Universal Compression Holdings	40,500	a	1,576,260
Whiting Petroleum	16,500	a	576,180
			28,266,274
Financial Services--4.1%			
American Equity Investment Life Holding	201,000	b	2,112,510
AmericanWest Bancorporation	88,000	a	1,672,880
Arch Capital Group	55,500	a	2,038,515
Asset Acceptance Capital	90,000	a	1,843,200
Cash America International	17,600		503,360
Franklin Bank	118,000	a	2,083,880
Westcorp	47,800		2,178,246
			12,432,591
Health Care--3.5%			
Accredo Health	44,500	a	1,325,210
Amedisys	50,200	a	1,511,020
Cell Genesys	112,000	a,b	784,000
IDEXX Laboratories	24,500	a	1,421,245
Kindred Healthcare	58,500	a	1,602,315
Medical Action Industries	73,000	a	1,349,040
Pediatrix Medical Group	13,200	a	881,628
Pharmacyclics	54,000	a	508,140
Radiation Therapy Services	69,000	a	1,244,070
			10,626,668
Interest Sensitive--24.5%			
ASTA Funding	36,000		920,160
American Financial Reality Trust	30,000	b	451,500
American Home Mortgage Investment	18,500		618,455
AmerUs Group	36,000		1,604,520
Berkshire Hills Bancorp	31,000		1,095,850
Boykin Lodging	172,000	a	1,577,240
Brandywine Realty Trust	79,000		2,188,300
CapitalSource	45,400	a	1,071,894
Central Pacific Financial	49,600		1,820,320
Colonial Properties Trust	47,500		1,724,250
Columbia Banking System	58,100		1,368,255
Corus Bankshares	33,500		1,681,700
Delphi Financial Group, Cl. A	8,900		399,966
First Citizens BancShares, Cl. A	12,800		1,817,600
First Industrial Realty Trust	44,000		1,721,280
First Niagara Financial Group	123,000		1,678,950
Flagstar Bancorp	54,500		1,145,590

Fremont General	83,500		2,044,915
Glacier Bancorp	36,300		1,156,881
Gold Banc	76,000		1,098,200
Great American Financial Resources	66,000		1,067,220
HRPT Properties Trust	148,000		1,762,680
Hanmi Financial	51,500		1,829,795
Highland Hospitality	82,000		889,700
Impac Mortgage Holdings	83,200		1,900,288
Integra Bank	61,500		1,383,750
Irwin Financial	62,200		1,523,278
Jefferies Group	40,000		1,560,000
KNBT Bancorp	88,000		1,459,040
La Quinta	107,000	a	929,830
LandAmerica Financial Group	13,400		689,296
MAF Bancorp	23,000		1,015,680
MFA Mortgage Investments	89,000		744,040
MainSource Financial Group	66,505		1,474,416
Mercantile Bank	24,895		1,079,198
MeriStar Hospitality	284,000	a	2,192,480
Mid-State Bancshares	29,300		826,553
National Financial Partners	14,500		566,515
NewAlliance Bancshares	118,000		1,754,660
Odyssey Re Holdings	67,000	b	1,654,900
Ohio Casualty	84,500	a	1,942,655
Origen Financial	142,000		1,136,000
PMI Group	51,800		2,060,086
Phoenix Cos.	116,000		1,516,120
Platinum Underwriters Holdings	42,000		1,240,260
Provident Bankshares	30,500		1,008,635
Provident Financial Services	83,800		1,514,266
R&G Financial, Cl. B	49,500		1,825,065
Rewards Network	167,000	a	818,300
South Financial Group	60,000		1,832,400
State Financial Services	39,000		1,159,041
TierOne	45,500		1,153,425
Trizec Properties	48,500		858,935
Umpqua Holdings	54,500		1,323,260
WSFS Financial	17,500		1,000,475
			73,878,068

Producer Goods & Services--22.1%

AGCO	73,000	a	1,498,690
Agrium	91,500		1,476,810
Airgas	52,500		1,234,800
Albermarle	27,700		972,547
Anchor Glass Container	113,000	a	672,350
Arch Chemicals	50,700		1,396,278
Arch Coal	33,600		1,228,080
Avatar Holdings	15,500	a,b	744,620
Beazer Homes USA	14,600	b	2,168,100
Belden CDT	44,000	b	893,640
Briggs & Stratton	30,500		1,183,095
Building Materials Holding	12,000		443,160
CLARCOR	21,500		1,171,105
CNH Global	90,500		1,678,775
Calgon Carbon	35,000		322,000
Carlisle Cos.	24,700		1,557,829
Century Aluminum	50,000	a,b	1,246,000
Covenant Transport, Cl. A	59,600	a	1,236,402
Crown Holdings	114,000	a	1,537,860
Cummins	26,500		2,058,255
Cytec Industries	29,000		1,479,000
Dominion Homes	57,000	a	1,259,700
Eagle Materials	21,500		1,714,840
Engineered Support Systems	30,400		1,763,504
EnPro Industries	63,200	a	1,684,280
FMC	23,100	a	1,090,089
Flowserve	46,000	a	1,147,700
Georgia Gulf	23,200		1,186,448
Gibraltar Industries	65,000		1,576,250

Hercules	33,000	a	478,830
Hovnanian Enterprises, Cl. A	18,600	a	971,664
Hughes Supply	30,500		926,590
Hunt (J.B.) Transport Services	36,100		1,592,732
Jacuzzi Brands	149,000	a	1,504,900
Kadant	97,300	a	1,877,890
Moog, Cl. A	33,100	a	1,439,519
Mueller Industries	42,500		1,347,250
Orbital Sciences	115,000	a	1,168,400
Oregon Steel Mills	52,500	a	1,254,225
PolyOne	45,000	a	389,250
Quanex	20,000		1,054,400
Schulman (A.)	51,000		902,190
Sonoco Products	38,000		986,480
Spartech	52,500		1,219,050
Swift Transportation	76,000	a	1,694,800
Technitrol	65,500	a	1,161,970
Terra Industries	160,000	a,b	1,288,000
Timken	59,000		1,519,840
Tredegar	39,500		669,525
URS	39,000	a	1,100,190
USF	42,000		1,384,320
USG	43,500	a,b	1,396,350
WCI Communities	58,500	a	1,863,810
			66,814,382
Services--7.3%			
ACE Cash Express	32,354	a	854,146
CIBER	65,000	a	547,300
Career Education	41,500	a	1,672,035
Century Business Services	246,000	a	1,072,560
Corillian	247,000	a	1,049,750
Cornell Cos.	96,500	a	1,465,835
Entravision Communications, Cl.A	118,000	a	944,000
Gray Television	85,000		1,229,100
Healthcare Services Group	93,000		1,813,500
Leap Wireless International	36,000	a	981,180
MAXIMUS	45,000	a	1,353,600
MPS Group	131,000	a	1,478,990
Perot Systems, Cl. A	112,000	a	1,652,000
Reader's Digest Association	87,000		1,402,440
Sykes Enterprises	59,000	a	422,440
Thomas Nelson	44,500		994,575
Volt Information Sciences	51,000	a	1,628,940
Watson Wyatt & Company Holdings	56,500		1,482,560
			22,044,951
Technology--9.4%			
Amphenol, Cl. A	36,000	a	1,415,880
Applied Micro Circuits	296,000	a	979,760
aQuantive	149,000	a,b	1,381,230
AsiaInfo Holdings	143,000	a	726,440
Axcelis Technologies	165,000	a	1,232,550
Brocade Communications Systems	91,000	a	564,200
C-COR	160,000	a	1,275,200
Checkpoint Systems	33,500	a	521,260
Digital Insight	65,000	a	1,080,300
DoubleClick	67,000	a	546,720
eFunds	43,000	a	958,900
Electro Scientific Industries	39,000	a	689,130
Exar	75,500	a	1,084,935
Foundry Networks	92,500	a	950,900
Hypercom	180,000	a	991,800
Imation	34,700		1,196,803
Integrated Device Technology	102,000	a	1,197,480
Interwoven	103,000	a	938,330
Lionbridge Technologies	152,000	a	954,560
Maxtor	148,000	a	700,040

PalmOne	39,500	a,b	1,022,062
PalmSource	79,000	a,b	816,860
Premiere Global Services	188,000	a	1,848,040
RadiSys	37,500	a	654,375
Rudolph Technologies	29,000	a	456,750
Skyworks Solutions	112,000	a	850,080
Tier Technologies, Cl. B	93,000	a	772,830
TransAct Technologies	70,200	a	1,336,608
UTStarcom	75,000	a	1,232,250
			28,376,273

Utilities--3.3%

ALLETE	41,500		1,716,855
Alliant Energy	63,000		1,732,500
Black Hills	38,000		1,132,020
Calpine	190,000	a,b	632,700
Cleco	67,500		1,331,775
Great Plains Energy	44,800		1,357,888
NSTAR	35,500		1,997,940
			9,901,678

Total Common Stocks
(cost $274,900,254) **291,764,038**

	Principal Amount ($)		Value ($)
Short-Term Investments--4.4%			

Repurchase Agreements;

Greenwich Capital Markets,
Tri-Party Repurchase Agreement, 2.40%
dated 1/31/2005 to be repurchased at
$13,550,903 on 2/1/2005, collateralized by
$13,585,000 of various Gov't securities,
value $13,822,612.

(cost $13,550,000)	13,550,000	**13,550,000**

Investment of Cash Collateral			
for Securities Loaned--5.1%	Shares		Value ($)

Registered Investment Company;
Dreyfus Institutional Cash Advantage Plus Money Market Fund

(cost $15,243,514)	15,243,514	c	**15,243,514**
Total Investments (cost $303,693,768)	106.2%		**320,557,552**
Liabilities, Less Cash and Receivables	(6.2%)		**(18,865,637)**
Net Assets	100.0%		**301,691,915**

a Non-income producing.
b All or a portion of these securities are on loan. At January 31,2005, the total market value of the fund's
   securities on loan is $14,715,445 and the total market value of the collateral held by the fund is $15,243,514.
c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

See notes to financial statements.

Premier Smallcap Value
Industry Breakdown
1/31/2005

Industry	Percentage
Interest Sensitive	24.5%
Producer Goods & Services	22.1%
Consumer Cyclical	11.3%
Short Term/Money Market Investments	9.5%
Energy Related	9.4%
Technology	9.4%
Other	9.2%
Services	7.3%
Health Care	3.5%
Total %	106.2%

DREYFUS PREMIER TAX MANAGED GROWTH FUND
STATEMENT OF INVESTMENTS (Unaudited)
January 31, 2005

Common Stocks-100.2%	Shares	Value($)
Banking-4.5%		
Bank of America	81,896	3,797,518
Federal Home Loan Mortgage	10,000	652,900
Federal National Mortgage Association	57,000	3,681,060
SunTrust Banks	40,000	2,880,800
		11,012,278
Capital Goods-6.8%		
Emerson Electric	55,000	3,698,200
General Electric	355,000	12,826,150
		16,524,350
Diversified Financial Services-9.8%		
American Express	93,000	4,961,550
Citigroup	240,833	11,812,859
J.P. Morgan Chase & Co.	134,500	5,020,885
Merrill Lynch	37,000	2,222,590
		24,017,884
Energy-16.3%		
BP, ADR	150,000	8,943,000
ChevronTexaco	178,000	9,683,200
ConocoPhillips	24,500	2,273,355
Exxon Mobil	368,112	18,994,579
		39,894,134
Food, Beverage & Tobacco-20.4%		
Altria Group	308,000	19,659,640
Anheuser-Busch Cos.	87,000	4,278,660
Coca-Cola	250,000	10,372,500
Nestle, ADR	100,000	6,587,500
PepsiCo	166,000	8,914,200
		49,812,500
Hotel Restraurants & Leisure1.3%		
McDonald's	100,000	**3,239,000**
Household & Personal Products-5.5%		
Colgate-Palmolive	75,000	3,940,500
Estee Lauder Cos., Cl. A	30,000	1,354,200
Procter & Gamble	155,000	8,250,650
		13,545,350

Insurance-4.1%

American International Group	68,425	4,535,893
Berkshire Hathaway, Cl. A	60 [a]	5,394,000
		9,929,893

Media-5.5%

Fox Entertainment Group, Cl. A	25,000 [a]	841,250
McGraw-Hill Cos.	84,500	7,647,250
News, Cl. A	110,000	1,870,000
Time Warner	30,000 [a]	540,000
Viacom, Cl. B	70,000	2,613,800
		13,512,300

Pharmaceuticals & Biotechnology-11.5%

Abbott Laboratories	108,000	4,862,160
Johnson & Johnson	115,000	7,440,500
Lilly (Eli) & Co.	90,000	4,881,600
Merck & Co.	109,000	3,057,450
Pfizer	330,000	7,972,800
		28,214,510

Retailing-6.6%

Wal-Mart Stores	140,000	7,336,000
Walgreen	205,000	8,735,050
		16,071,050

Semiconductors & Semiconductor Equipment-4.0%

Intel	433,000	**9,720,850**

Software & Services-2.7%

Microsoft	250,000	**6,570,000**

Transportation-1.2%

United Parcel Service, Cl. B	40,000	**2,987,200**

Total Common Stocks
  (cost $213,519,119) **245,051,299**

Total Investments (cost $213,519,119)	**100.2%**	**245,051,299**
Liabilities , Less Cash and Receivables (Net)	**(.2%)**	**(465,139)**
Net Assets	**100.0%**	**244,586,160**

a Non-income producing

b Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus U.S. Treasury Reserves Fund
Statement of Investments
January 31, 2005 (Unaudited)

U.S. Treasury Bills- 48.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
2/3/2005	2.01	10,000,000	9,998,889
2/10/2005	2.10	5,000,000	4,997,381
2/24/2005	2.13	5,000,000	4,993,241
3/3/2005	2.01	10,000,000	9,983,333
3/10/2005	2.20	5,000,000	4,988,772
3/17/2005	2.17	10,000,000	9,973,661
3/24/2005	2.20	20,000,000	19,938,102
4/7/2005	2.24	5,000,000	4,979,958
4/14/2005	2.28	5,000,000	4,977,400
5/5/2005	2.47	5,000,000	4,968,290
5/19/2005	2.38	5,000,000	4,964,965
Total U.S. Treasury Bills			
(cost $84,763,992)			**84,763,992**

U.S. Treasury Notes- 5.8%			
1.63%, 3/31/2005	2.20	5,000,000	4,995,145
1.63%, 4/30/2005	2.38	5,000,000	4,990,001
Total U.S. Treasury Notes			
(cost $9,985,146)			**9,985,146**

Repurchase Agreements- 48.3%			
Goldman Sachs & Co.			
dated 1/31/2005, due 2/1/2005 in the amount			
of $43,608,659 (fully collateralized by			
$132,862,000 U.S. Treasury Strip Principal Notes			
1%, due 11/15/2027, value $44,478,212)	2.34	43,605,825	43,605,825
Greenwich Capital Markets, Inc.			
dated 1/31/2005, due 2/1/2005 in the amount			
of $40,002,667 (fully collateralized by			
$40,090,000 U.S. Treasury Notes			
4.25%, due 11/15/2014, value $40,803,204)	2.40	40,000,000	40,000,000
Total Repurchase Agreements			
(cost $83,605,825)			**83,605,825**

Total Investments (cost $178,354,963)		**103.0%**	**178,354,963**
Liabilities, Less Cash and Receivables		**(3.0%)**	**(5,138,911)**
Net Assets		**100.0%**	**173,216,052**